                                                      Rule No. 424(B)(4)
                                                      Registration No. 333-31273

[LOGO OF SYLVAN                5,000,000 Shares
LEARNING APPEARS
HERE]                    SYLVAN LEARNING SYSTEMS, INC.

                                 Common Stock
                                  -----------

  Of the 5,000,000 shares of Common Stock offered hereby, 1,612,292 shares are being sold by Sylvan Learning Systems, Inc. ("Sylvan" or the "Company"), 435,492 shares are being sold upon exercise of options (the "Options") that are being acquired by the Underwriters from certain selling option holders
(the "Selling Optionholders"), 18,396 shares are being sold upon exercise of warrants (the "Warrants") that are being acquired by the Underwriters from certain warrant holders (the "Selling Warrantholders") and 2,933,820 shares are being sold by certain stockholders of the Company (the "Selling Stockholders" and together with the Selling Optionholders and the Selling Warrantholders, the "Selling Securityholders"). The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders or the sale of the Options or the Warrants by the Selling Optionholders and Selling Warrantholders, except the aggregate exercise price therefor. See "Principal and Selling Securityholders" and "Underwriting." The Common Stock
is quoted on The Nasdaq National Market under the symbol "SLVN." On July 31, 1997 the last sale price for the Common Stock as reported on The Nasdaq National Market was $39.00 per share. See "Price Range of Common Stock and Dividend Policy."
                                 -----------
 SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF
   CERTAIN RISKS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE
                         COMMON STOCK OFFERED HEREBY.
                                 -----------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                 UNDERWRITING                   PROCEEDS TO
                      PRICE TO   DISCOUNTS AND  PROCEEDS TO       SELLING
                       PUBLIC     COMMISSIONS  COMPANY(1)(2) SECURITYHOLDERS(3)
-------------------------------------------------------------------------------
Per Share.........     $37.50        $1.65        $35.85            (3)
-------------------------------------------------------------------------------
Total(4)..........  $187,500,000  $8,250,000    $57,800,668     $119,944,636
================================================================================

(1) Before deducting offering expenses payable by the Company estimated at $279,799.

(2) Excludes payment to the Company of the aggregate exercise price of the Options and Warrants, equaling $1,445,074 and $59,622, respectively.

(3) Includes proceeds to the Selling Stockholders aggregating $105,177,447, proceeds to the Selling Optionholders aggregating $14,167,314 (weighted average per share proceeds of $32.53), and proceeds to the Selling Warrantholders aggregating $599,894 (weighted average per share proceeds of $32.61), before deducting aggregate offering expenses payable pro rata by the Selling Securityholders estimated at $220,201.

(4) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 450,000 and 300,000 additional shares of Common Stock, respectively, to cover over-allotments, if any. To the extent that the Underwriters' option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the Underwriters' option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Securityholders will be $215,625,000, $9,487,500, $73,933,168 and $130,699,636, respectively. See "Underwriting."
                                 -----------
  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about August 6, 1997.

Alex. Brown & Sons
   INCORPORATED

     Merrill Lynch & Co.

                Montgomery Securities

                         Morgan Stanley Dean Witter

                                          Smith Barney Inc.

                                                  Robertson, Stephens & Company

                THE DATE OF THIS PROSPECTUS IS AUGUST 1, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission, including the reports and other information incorporated by reference into this Prospectus, can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission or from the Commission's Internet web site at http:// www.sec.gov. The Common Stock of the Company is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus is a part and exhibits relating thereto which the Company has filed with the Commission. Copies of such information and exhibits are on file at the offices of the Commission and may be obtained from the Public Reference Section of the Commission upon payment of the fees prescribed by the Commission and may be examined without charge at the offices of the Commission or through the Commission's Internet web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 0- 22844) pursuant to the 1934 Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by its Annual Report on Form 10-K/A (with Items 6, 7 and 8 thereof having been superseded by the information contained in the Company's Current Report on Form 8-K dated July 15, 1997); (ii) the Company's Current Reports on Forms 8-K and 8-K/A dated January 28, 1997, relating to the Company's acquisition of Wall Street Institute; (iii) the Company's Current Report on Form 8-K/A dated March 12, 1997 relating to the termination of the Company's Merger Agreement with National Education Corporation; (iv) the Company's Current Reports on Forms 8-K and 8-K/A dated April 17, 1997 and May 30, 1997 relating to the Company's acquisition of I-R, Inc. and Independent Child Study Teams, Inc. (collectively, "Educational Inroads"); (v) the Company's Current Report on Form 8-K dated July 15, 1997 restating certain historical financial information to reflect the acquisition of Educational Inroads; (vi) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;
(vii) the description of Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A, filed with the Commission under the 1934 Act; and (viii) all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Sylvan Learning Systems, Inc., 1000 Lancaster Street, Baltimore, Maryland 21202, Attention: Chief Financial Officer, telephone:
(410) 843-8000. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto incorporated by reference into this Prospectus. Except as otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) is derived from the Company's Consolidated Financial Statements and related Notes thereto included in the Company's Current Report on Form 8-K dated July 15, 1997, which is incorporated by reference herein.

                                  THE COMPANY

  Sylvan Learning Systems, Inc. (the "Company" or "Sylvan") is a leading international provider of educational and testing services. The Company delivers a broad array of supplemental and remedial educational services and computer-based testing through three principal divisions. The Core Educational Services division designs and delivers individualized tutorial services to school-age children and adults at 642 franchised and Company-owned Sylvan Learning Centers. Sylvan Prometric, the Company's testing services division, administers computer-based tests for major organizations, corporations, professional associations and governmental agencies through its worldwide network of Testing Centers. The Contract Educational Services division provides Sylvan's core educational services under federal and state funding programs to more than 9,500 students in 86 public schools and more than 38,000 students in 458 non-public schools (including Educational Inroads) and provides on-site educational and training services to employees of large corporations. Since 1994, the Company has substantially expanded its business through a combination of internal growth and acquisitions and has increased revenue and operating income from $68.7 million and $3.4 million, respectively, in 1994 to $181.9 million and $22.7 million, respectively, in 1996. Sylvan's 1996 systemwide revenues were approximately $310.3 million, consisting of $165.1 million from core educational services ($139.5 million from franchised Learning Centers and $25.6 million from Company-owned Learning Centers, product sales and franchise sales fees), $87.0 million from testing services and $58.2 million from contract educational services.

  Core Educational Services. The Company's Core Educational Services division provides supplemental instruction in reading, mathematics and reading readiness and features an extensive series of standardized diagnostic tests, individualized instruction, a student motivational system and continued involvement from both parents and the child's regular school teacher. As of May 31, 1997, the Company or its franchisees operated 642 Learning Centers in 49 states, five Canadian provinces, Hong Kong, South Korea and Guam, with 390 franchisees owning and operating 601 Sylvan Learning Centers and Sylvan owning and operating 41 Learning Centers.

  Sylvan Prometric Testing Services. As of May 31, 1997, Sylvan or its authorized representatives operated 1,616 Testing Centers, 1,001 of which were located in North America and the remainder in 95 foreign countries. The Company enters into contracts directly with various professional licensure, educational and information technology ("IT") businesses, organizations and agencies, under which Sylvan receives a fee based upon the number of tests given for those customers. Principal customers for the Company's testing services are Educational Testing Services ("ETS") and, in the IT industry, Microsoft Corp. ("Microsoft") and Novell, Inc. ("Novell"). IT customers sponsor worldwide certification programs for various professionals such as network administrators and engineers, service technicians and instructors. Sylvan has been designated as the exclusive commercial provider of computer-based tests administered by ETS (excluding the SAT and PSAT) and operates 47 testing centers in 33 countries to facilitate delivery of international testing for ETS. The Company also provides testing services for organizations responsible for licensing broker-dealers, pilots, aviation mechanics, computer professionals and medical laboratory technicians. Through the Company's December 1996 acquisition of Wall Street Institute International B.V. and its affiliates ("Wall Street"), Sylvan now provides live and computer-based

English instruction and testing in Europe and Latin America through a network of more than 180 franchised and Company-owned centers.

  Contract Educational Services; PACE; Sylvan-At-Work; Caliber Learning Network, Inc. Sylvan provides educational services under federal and various state funding programs to students in 86 public and 846 non-public schools. Sylvan provides educational and training services to large corporations throughout the United States, including racial and gender workplace diversity training and skills improvement programs such as writing, advanced reading, listening and public speaking, through its wholly-owned subsidiary, The PACE Group ("PACE"), and the Company's Sylvan-At-Work program. In November 1996, Caliber Learning Network, Inc. was formed as a joint initiative of Sylvan and MCI Telecommunications Corporation to become a worldwide distribution network of professional education centers equipped with satellite-based video conferencing and computer network capabilities. Sylvan currently owns a 10 percent interest in Caliber Learning Network and has the option to acquire a majority interest in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

  The Company's principal executive offices are located at 1000 Lancaster Street, Baltimore, Maryland 21202, (410) 843-8000.

                              RECENT DEVELOPMENTS

SECOND QUARTER AND SIX MONTHS

  On July 24, 1997, the Company reported preliminary second quarter 1997 operating results. Total revenues increased 22% from $47.2 million in the second quarter of 1996 to $57.6 million in the second quarter of 1997. Net income increased 123% from $3.0 million in the second quarter of 1996 to $6.7 million in the second quarter of 1997. Earnings per share for the second quarter of 1997 were $0.24 on 27.1 million weighted average fully diluted shares outstanding compared to $0.12 for the second quarter of 1996 on 25.2 million weighted average fully diluted shares outstanding.

  Total revenues for the six months ended June 30, 1997 increased 23% to $109.5 million, compared with revenues of $88.7 million for the same period of 1996. Net income for the first six months of 1997 was $10.1 million, or $0.36 per share, on 27.1 million weighted average fully diluted shares outstanding, compared to net income of $4.8 million, or $0.19 per share, on 25.0 million weighted average fully diluted shares outstanding, for the same period in 1996.

  Following are selected unaudited preliminary results of operations for each of the Company's business divisions on a consolidated basis, for the quarters ended June 30, 1996 and 1997.

                                                          QUARTERS ENDED
                                                             JUNE 30,
                                                          ---------------
                                                           1996    1997
                                                          ------- -------
                                                          (IN THOUSANDS)
Operating revenue:
  Core educational services.............................. $ 8,045 $10,755
  Contract educational services..........................  15,908  18,326
  Testing services.......................................  23,259  28,516
                                                          ------- -------
    Total revenue........................................ $47,212 $57,597
                                                          ======= =======
Direct Costs:
  Core educational services.............................. $ 5,263 $12,607(1)
  Contract educational services..........................  14,717  15,713
  Testing services.......................................  19,740  33,610(1)
                                                          ------- -------
    Total direct costs................................... $39,720 $61,930(1)
                                                          ======= =======

--------
(1) Includes certain of the charges described below in "--Second Quarter Contributions."

EDUCATIONAL INROADS ACQUISITION

  On May 30, 1997, Sylvan acquired privately-held I-R, Inc. and Independent Child Study Teams, Inc. (collectively, "Educational Inroads") in exchange for the issuance of 1,414,000 shares of Sylvan Common

Stock (the "IR Shares") to the two Educational Inroads stockholders. Educational Inroads provided remedial and special education services to public and non-public school systems, with current contracts in New Jersey, Maryland, Louisiana, Washington, D.C. and other school districts. Sylvan believes the acquisition of Educational Inroads will provide Sylvan's Contract Educational Services division with the critical mass necessary for long-term growth in the public and non-public school markets in addition to providing expertise in special education, bolstering Sylvan's capability to serve a wide range of educational needs. The aggregate market value for the IR Shares was approximately $50.0 million, based on the price of the Common Stock when the acquisition was consummated. In 1996, Educational Inroads generated $24.8 million in revenues. See "Selected Consolidated Financial Data" and related Notes thereto.

NATIONAL EDUCATION CORPORATION $30 MILLION TERMINATION FEE

  In March 1997, Sylvan and National Education Corporation ("NEC") executed a definitive agreement pursuant to which Sylvan was to acquire NEC. In May 1997, NEC accepted the offer of Harcourt General, Inc. to acquire all of the stock of NEC which resulted in the termination of NEC's agreement with Sylvan and NEC's payment to Sylvan of the $30.0 million termination fee required by that agreement (the "Termination Fee"). Sylvan recorded an approximately $4.0 million impairment loss for the Sylvan Prometric division as a result of certain strategic decisions made in contemplation of the NEC acquisition. Sylvan also incurred $1.5 million of expenses in connection with the NEC transaction. As a result, Sylvan recorded other income of approximately $24.5 million relating to the Termination Fee in the second quarter of 1997.

SECOND QUARTER CONTRIBUTIONS

  In the second quarter of 1997, Sylvan made certain cash expenditures and Common Stock contributions resulting in an aggregate expense to the Company of approximately $21.5 million. The $21.5 million of recorded expense was attributable to Sylvan's contributions of (i) approximately $3.0 million in cash and Common Stock valued at $7.0 million to a nonprofit corporation whose sole purpose is to fund promotional and channel support programs for the Sylvan Prometric division (which contribution was recorded as a direct cost of the Testing services division), (ii) Common Stock valued at $5.0 million to a nonprofit corporation whose sole purpose is to develop and fund advertising programs for the Sylvan Learning Centers (which contribution was recorded as a direct cost of the Core Educational services division) and (iii) Common Stock valued at $6.5 million to Sylvan Learning Foundation, Inc., a newly-formed, nonprofit foundation formed to promote various educational pursuits (which contribution was recorded as a general and administrative expense).

                                  THE OFFERING

Common Stock offered by the Company................ 1,612,292 shares
Common Stock offered by the Selling
 Securityholders................................... 3,387,708 shares
Common Stock to be outstanding after the
 offering(1)....................................... 29,746,871 shares
Use of proceeds by the Company..................... For general corporate pur-
                                                    poses, including possible
                                                    acquisitions
Nasdaq National Market Symbol...................... SLVN

--------
(1) Includes the 435,492 shares issuable upon exercise of the Options and the 18,396 shares issuable upon exercise of the Warrants in this offering. See "Underwriting". Excludes 4,283,182 shares issuable upon exercise of all other warrants and stock options outstanding on July 11, 1997. See "Capitalization."

                    SUMMARY CONSOLIDATED FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       PARTNERSHIP
                                        AND SYLVAN
                          PARTNERSHIP    COMBINED                    SYLVAN
                          ------------ ------------ -----------------------------------------
                           YEAR ENDED   YEAR ENDED                             THREE MONTHS
                          DECEMBER 31, DECEMBER 31,  YEAR ENDED DECEMBER 31,  ENDED MARCH 31,
                          ------------ ------------ ------------------------- ---------------
                              1992         1993      1994     1995     1996    1996    1997
                          ------------ ------------ ------- -------- -------- ------- -------
STATEMENTS OF OPERATIONS
 DATA:
Total revenues..........    $33,821      $51,519    $68,748 $111,059 $181,936 $41,506 $51,944
Operating income
 (loss).................       (452)       1,208      3,362    4,829   22,732   3,014   5,353
Income (loss) from
 continuing operations
 before extraordinary
 items(2)...............     (1,061)        (205)     3,448    3,571   14,796   1,779   3,447
Income (loss) from
 discontinued
 operations(3)..........     (1,273)         205         --       --       --      --      --
Net income (loss)(4)....     (2,334)        (177)     3,448    3,571   14,796   1,779   3,447
Income (loss) from
 continuing operations
 per share(4)(5)........                 $ (0.02)   $  0.21 $   0.21 $   0.59 $  0.07 $  0.12
Weighted average shares
 outstanding(5).........                  12,967     16,533   17,386   24,996  24,901  27,207

                                                           MARCH 31, 1997
                                                       -----------------------
                                                        ACTUAL  AS ADJUSTED(6)
                                                       -------- --------------
BALANCE SHEET DATA:
Cash and cash equivalents and available-for-sale
 securities........................................... $ 23,519    $82,545
Net working capital...................................   40,228     99,254
Intangible assets and deferred contract costs.........  120,948    120,948
Total assets..........................................  260,380    319,406
Long-term debt and capital leases.....................   22,524     22,524
Stockholders' equity..................................  201,880    260,906

-------
(1) Prior to February 1, 1991, the Sylvan Learning Centers business was conducted by Sylvan Learning Corporation (the "Predecessor"). On February 1, 1991, the Predecessor contributed the Sylvan Learning Centers business to Sylvan KEE Systems, a Maryland general partnership (the "Partnership") in exchange for a 50% partnership interest, and Sylvan contributed its computer training software development business to the Partnership in exchange for the other 50% partnership interest. On January 26, 1993, Sylvan acquired the Predecessor and dissolved the Partnership. On September 3, 1993, Sylvan sold its computer training software development business.

    During 1994, Sylvan acquired by mergers all of the outstanding stock of Learning Services, Inc. ("LSI") and Loralex Corporation ("Loralex"). These companies owned and operated a total of nine Sylvan Learning Centers located in the Northeast United States and Florida. On February 17, 1995, Sylvan acquired by merger all of the outstanding stock of Remedial Education and Diagnostic Services, Inc. and READS, Inc. (collectively, "READS"), a Philadelphia-based provider of remedial education and a variety of consulting services to school districts, county-wide educational agencies and municipalities in the Eastern United States. The READS, Loralex and LSI acquisitions have been accounted for by Sylvan as poolings-of-interests and, accordingly, Sylvan's financial statements have been restated for all periods presented to include the results of operations of READS, Loralex and LSI.

    Effective September 30, 1995 Sylvan acquired Drake Prometric, L.P. ("Drake"), a leading provider of computer-based certification, licensure and assessment testing. The transaction was accounted for using the purchase method of accounting, and Sylvan's results of operations from October 1, 1995 include the operations of Drake.

    Effective December 1, 1996, Sylvan acquired Wall Street, a European-based franchisor and operator of learning centers that teach the English language. This transaction was accounted for using the purchase method of accounting and Sylvan's results of operations from December 1, 1996 include the operations of Wall Street. Sylvan paid $4.9 million of the $20.1 million purchase price in cash and the remainder in 714,884 shares of Common Stock.

    On May 30, 1997, the Company consummated its acquisition by merger of all of the outstanding stock of Educational Inroads. Educational Inroads provided contract educational services to school districts in New Jersey and several other states. The Educational Inroads acquisition was accounted for by Sylvan as a pooling-of-interests and, accordingly, Sylvan's financial statements have been restated for all periods prior to the acquisition to include the results of operations, financial position and cash flows of Educational Inroads.

(2) Extraordinary items include a $350,000 gain on extinguishment of a $3.5 million debt to Learning Centers, Inc., and a $527,000 loss on an extinguishment of $5.0 million of notes payable to stockholders, each recorded in 1993.

(3) Represents Sylvan's computer training software development business, sold in September 1993, and a Canadian computer training business, 80.1% of which was sold in 1992.

(4) Reducing compensation expense relating to Educational Inroads stockholders to reflect their post-acquisition contractual compensation levels and eliminating non-recurring merger costs would result in pro forma net income and net income per share of $16,266,000 and $0.65, respectively, in 1996 and $4,017,000 and $0.14, respectively in the first quarter of 1997. See Note 3 to the Company's Consolidated Financial Statements incorporated by reference herein.

(5) All share and per share data have been restated to retroactively reflect a 3-for-2 stock split of the Company's Common Stock for stockholders of record on November 7, 1996.

(6) Adjusted for the sale of the 1,612,292 shares of Common Stock offered by the Company hereby, aggregate proceeds of approximately $1.5 million from the exercise of 435,492 options and 18,396 warrants being offered by the Selling Securityholders and application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock. This Prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of any number of factors, including the risk factors set forth below and elsewhere in this Prospectus.

  Risks Associated with Acquisition Strategy. A primary element of the Company's growth strategy is to continue to pursue strategic acquisitions that expand and complement the Company's businesses. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements, understandings, arrangements or negotiations regarding any material acquisitions; however, as the result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. There can also be no assurance that the Company will be able to continue its acquisition strategy, and any failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations and ability to sustain growth. In addition, the Company believes that it will compete for attractive acquisition candidates with other larger companies, consolidators or investors in the educational services industry. Increased competition for such acquisition candidates could have the effect of increasing the cost to the Company of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. Future acquisitions could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources. Moreover, there is no assurance that the Company will successfully integrate businesses acquired in the future into its business or operate such acquired businesses profitably. Acquisitions also may involve a number of additional risks including: adverse short-term effects on the Company's operating results; dependence on retaining key personnel; amortization of acquired intangible assets; and risks associated with unanticipated problems, liabilities or contingencies.

  The Company may require additional debt or equity financing to fund any future acquisitions, which may not be available on terms favorable to the Company, if at all. To the extent the Company uses its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders, including the purchasers of Common Stock in this offering. In the event that the Company's capital stock does not maintain sufficient value or potential acquisition candidates are unwilling to accept the Company's capital stock as consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If the Company does not have sufficient cash resources or is unable to use its capital stock as consideration for acquisitions, its growth through acquisitions could be limited.

  Dependence on Profitable Franchise Operations; Dependence on Franchisees for Technology Centers. More than 90% of Sylvan Learning Centers are currently operated by franchisees. Sylvan's revenues from franchised Learning Centers depend on the franchisees' ability to operate their Learning Centers profitably and adhere to Sylvan's standards. Although Sylvan has a quality review process, it cannot be certain that franchisees will conduct their operations profitably or in accordance with Sylvan's guidelines. The closing of unprofitable Learning Centers or the failure of franchisees to comply with Sylvan policies could adversely affect Sylvan's reputation and business prospects.

  If Sylvan is unable to attract new franchisees meeting its standards or to convince existing franchisees to open additional Learning Centers, any growth in royalties from franchised Learning Centers will depend solely upon increases in revenues at existing Learning Centers.

  Importance of Computer-Based Testing. A significant amount of the growth in Sylvan's revenues and profits is expected to result from computer-based testing services. The termination, nonrenewal or material modification of Sylvan's NASD testing contracts, Sylvan's contracts with ETS, Novell or Microsoft or any other significant agreements to provide computer-based testing services would have a material adverse effect on Sylvan's results of operations and prospects for growth. Sylvan only began providing computer-based testing services in late 1991, and there can be no assurance that computer-based testing will receive sufficient market acceptance to cause test administrators to continue to offer computer-based tests or convert additional tests to computer-based versions in the near future. Furthermore, there can be no assurance that events beyond the control of both Sylvan and test administrators, such as testing security concerns, will not reduce or limit market acceptance of computer-based testing or discourage test administrators from continuing to offer computer-based tests or converting additional tests to a computer-based format.

  Limited Title I Market for Federal-Funded Contract Services; Possible Opposition to Services; Legislative Reauthorization of Title I. The majority of Sylvan's contracts contain provisions for cancellation by school district officials based on certain factors, including funding constraints. There can be no assurance that contracts with existing school districts will be renewed or that Sylvan will obtain contracts with other school districts. The market for Sylvan's Title I (defined below) services is effectively limited to the nation's larger school districts, in which the population of students eligible for Title I services and per- pupil Title I expenditures make Sylvan's services cost-effective. Many educators and policy makers have criticized the "pullout" approach, whereby Title I or similar services are provided in a separate classroom during regular school hours. This approach is the method currently prescribed by the Baltimore City Schools, as well as by other school districts in which Sylvan currently provides Title I services, and also is the method prescribed by many other school districts that are potential clients of Sylvan. School districts to which Sylvan now provides educational services under contract may decide not to renew existing contracts, and other school districts may decide not to use Sylvan's services because government agencies, parents and collective bargaining units representing teachers and aides may oppose Sylvan's Title I or similar programs based on the nature of Sylvan's teaching method or the potential threat to teacher and aide employment.

  Enactment of the Improving America's Schools Act of 1994 reauthorized the Chapter I program for an additional five years, effective July 1, 1995, under the name Title I of the Elementary and Secondary Education Act ("Title I"). Title I includes at least three substantive changes which potentially could have a material adverse effect on Sylvan. First, Title I provides greater impetus for school districts to implement schoolwide programs aimed at boosting achievement of disadvantaged children by improving a school's overall program. Sylvan currently provides "pullout" as opposed to schoolwide services. Second, Title I may reduce the reliance of school districts on standardized tests as a means of measuring student performance by requiring states to develop and apply assessments involving multiple measures of student performance. Sylvan's services now include the provision of standardized tests to measure student performance. Third, Title I may cause reductions in the extent of services available to disadvantaged students attending non-public schools. Sylvan cannot accurately predict the likely impact these substantive changes will have on Sylvan's contracts to provide Title I services or Sylvan's ability to have those contracts renewed or its ability to enter into contracts with additional school districts.

  Impact of Recent Supreme Court Decision on Title I Services for Non-Public School Students. On June 23, 1997, the Supreme Court, in Agostini v. Felton, held that under Title I the provision of supplemental, remedial instruction to disadvantaged children on the premises of sectarian schools by government employees does not violate the Establishment Clause of the First Amendment. The Court thus expanded the range of permissible means for delivering publicly-funded services to students attending religious schools, by allowing public teachers and counselors to provide such services. In light of the Agostini decision, school districts may decide not to use the Company's services because school districts may be able to provide similar services at a lower cost.

  Dependence on Key Personnel. The Company is dependent in large part on the experience and knowledge of key personnel including R. Christopher Hoehn-Saric and Douglas L. Becker (Co-Chief Executive Officers), B. Lee McGee (Chief Financial Officer) and the Presidents of its three operating divisions. The loss of services of these key individuals could have a material adverse effect on the Company. The success of the Company is also dependent upon the continued service of, and its ability to attract and retain highly qualified technical, marketing, sales and management personnel. The competition for such personnel is intense. The failure to recruit and retain additional or substitute key personnel in a timely manner could have an adverse effect on the performance of the Company. Sylvan maintains an aggregate of $4.5 million of key man life insurance for each of Messrs. Hoehn-Saric and Becker and $3.0 million of key man life insurance for Mr. McGee.

  Competition. There is significant and increasing competition in the computer-based testing and remedial, supplemental, distance learning and professional education marketplaces. In addition, an increasing number of private, for-profit organizations, public and non-public schools, and existing colleges and universities are establishing or may hereafter establish their own supplemental education programs. Many of these organizations have greater financial resources than the Company.

  Certain Litigation. The Company is the defendant in a legal proceeding pending in the United States District Court for the Northern District of Iowa, Civil Action No. C96-334MJM, filed on November 18, 1996 by ACT, Inc., an Iowa nonprofit corporation formerly known as American College Testing Program, Inc. ("ACT"). ACT's claim arises out of the Company's acquisition of the rights to administer testing services for the NASD. ACT has asserted that the Company tortiously interfered with ACT's relations, contractual and quasi-contractual, with the NASD, caused ACT to suffer the loss of its advantageous economic prospects with the NASD and other ACT clients and that the Company has monopolized and attempted to monopolize the computer-based testing services market. ACT has claimed unspecified amounts of compensatory, treble and punitive damages, as well as injunctive relief. If ACT were awarded significant compensatory or punitive damages, it could materially adversely affect the Company's results of operations and financial condition. Additionally, if ACT were granted significant injunctive relief, Sylvan may be required to dispose, limit expansion or curtail existing operations, of its Sylvan Prometric division, which, in turn, would materially adversely affect its results of operations and financial condition. The Court has entertained oral arguments relating to the Company's motion to dismiss this litigation but has not yet ruled on this motion, and minimal discovery has been conducted. The Company believes that all of ACT's claims are without merit, but it is unable to predict the outcome of the ACT litigation at this time. Regardless of the outcome, should the litigation continue for a significant period of time, a material level of management attention and cash resources of the Company could be diverted to resolve this matter.

  Limitations from Franchise Regulation. Sylvan is subject to federal and state laws regulating the offer and sale of franchises. These laws impose registration and extensive disclosure requirements on the offer and sale of franchises. These laws frequently apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise. State franchise laws may delay or prevent Sylvan from terminating a franchise or withholding consent to renewal or transfer of a franchise, and Sylvan may, therefore, be required to retain a poorly performing franchisee and may be unable to replace the franchisee, which could have an adverse effect on franchise royalties. In addition, the nature and effect of any future legislation or regulation on Sylvan's franchise operations cannot be predicted.

  Risks Associated With International Sales and Currency Exchanges. As a result of the acquisition of Drake and Wall Street a significant portion of the Company's revenues are generated outside the United States. Conducting business outside of the United States is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and greater difficulty in accounts receivable collection. Moreover, gains and losses on the conversion to U.S. dollars of accounts receivable not denominated in U.S. dollars and accounts payable arising from international operations may in the future contribute to fluctuations in the Company's business and operating results.

  Variability of Quarterly Operating Results. The Company's revenues and operating results have varied substantially from quarter to quarter and will continue to vary, depending upon the timing of implementation of new computer-based testing contracts or new contracts funded under Title I or similar programs. Based on the Company's limited experience, revenues generated by computer-based testing services may vary based on the frequency or timing of delivery of individual tests and the speed of test administrators' conversion of tests to computer-based versions. Revenues or profits in any period will not necessarily be indicative of results in subsequent periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Reliance on Significant Customers. Testing services provided to ETS, and Microsoft and Novell collectively, accounted for approximately 10.8% and 20.2%, respectively, of total revenues in 1996 and approximately 9.8% and 18.7%, respectively, of total revenues in the first quarter of 1997. The Company believes that a substantial portion of its total revenues will continue to be derived from ETS and Microsoft. The Company's contract with ETS to provide domestic testing services expires in 1999. The Company's contract with Microsoft expires in July 1999, although currently the contract requires annual price evaluations by both parties. Failure to renew these contracts on terms favorable to the Company or termination of these contracts would have a material adverse effect on the Company's results of operations.

  Potential Effect of Shares Eligible for Future Sale on Price of Common Stock. Upon consummation of this offering, 29,746,871 shares of Common Stock will be outstanding. The 5,000,000 shares sold in this offering (other than shares that may be purchased by affiliates of the Company) and 14,429,910 of the remaining outstanding shares will be freely tradeable unless acquired by affiliates of the Company. The remaining 10,316,961 outstanding shares may be resold publicly only following their registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an available exemption from registration (such as provided by Rule 144 following a one year holding period for previously unregistered shares). The Company has agreed to register approximately 1,400,000 of these shares within the next 90 days and, in addition, approximately 700,000 of such shares by the end of 1997. In addition, upon completion of this offering, the Company will have outstanding options to purchase up to a total of 4,283,182 shares of Common Stock and 50,000 shares reserved for issuance under its Employee Stock Purchase Plan, virtually all of which shares are registered under the Securities Act for public resale. After their issuance, these shares generally will be freely tradeable by persons not affiliated with the Company unless the Company contractually restricts their resale. Sales, or the availability for sale of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the future ability of the Company to raise equity capital and complete any additional acquisitions for Common Stock.

  All directors and executive officers and certain other stockholders of the Company who hold in the aggregate 6,678,305 shares of Common Stock, including outstanding options, have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. Alex. Brown & Sons Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the Common Stock subject to these lock-up agreements.

  No Dividends. Sylvan has never declared or paid cash dividends. Sylvan currently expects to retain its earnings for its business and does not anticipate paying dividends at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on its Common Stock will be made by the Board of Directors from time to time in the exercise of its business judgment, as permitted by the Company's credit facilities.

  Potential Effects of Certain Anti-Takeover Provisions. Certain provisions of Sylvan's Charter and By-Laws may have the effect of making more difficult an acquisition of Sylvan in a transaction that is not approved by its Board of Directors. For example, the Board of Directors can issue up to 10,000,000 shares of Preferred Stock in one or more series, without further authorization of its stockholders, and Sylvan has a classified Board of Directors. In September 1996, the Sylvan Board of Directors adopted a shareholders rights plan. These Charter and By-Laws provisions and adoption of the shareholders rights plan may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Sylvan even though such an attempt might be economically beneficial to Sylvan and its stockholders.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 1,612,292 shares of the Common Stock being offered hereby are estimated to be approximately $57.5 million ($73.7 million if the Underwriters' over-allotment option is exercised in full). The Company will also receive aggregate proceeds of approximately $1.5 million from the exercise of the Options and the Warrants in this offering. The Company will use the net proceeds from this offering for general corporate purposes, which may include the acquisition of complementary businesses. From time to time, the Company evaluates possible acquisitions, but is not currently considering any specific acquisition. The Company intends to invest substantially all of the net proceeds from this offering in interest-bearing, investment-grade obligations pending application thereof in the manner described above. The Company will not receive any proceeds from the sale of the Common Stock being offered by the Selling Securityholders other than the aggregate proceeds from the exercise of the Options and the Warrants.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock has traded on The Nasdaq National Market since its initial public offering on December 9, 1993. Its trading symbol is SLVN. The high and low trade prices for 1995, 1996 and the first three quarters of 1997 (through July 31) for the Common Stock are set out in the following table. These prices are as reported by Nasdaq, and reflect inter-dealer price quotations, without retail mark-up, mark down or commission and may not necessarily represent actual transactions. All amounts reported have been retroactively restated to reflect the effects of a 3-for-2 stock split which occurred in November 1996.

                                                                   HIGH   LOW
                                                                  ------ ------
     1995
     1st Quarter................................................. $13.17 $11.17
     2nd Quarter................................................. $14.33 $11.09
     3rd Quarter................................................. $21.67 $14.33
     4th Quarter................................................. $21.17 $15.33
     1996
     1st Quarter................................................. $26.17 $18.00
     2nd Quarter................................................. $27.50 $21.33
     3rd Quarter................................................. $27.50 $18.67
     4th Quarter................................................. $33.00 $24.25
     1997
     1st Quarter................................................. $37.12 $24.04
     2nd Quarter................................................. $37.06 $23.14
     3rd Quarter (through July 31)............................... $41.50 $32.63

  The Company has never paid dividends and does not anticipate paying dividends in the foreseeable future. Payment of dividends is generally prohibited under the Company's existing credit facilities.

                                CAPITALIZATION

  The following table sets forth: (i) the actual total short-term debt and total capitalization of the Company on March 31, 1997; and (ii) such actual short-term debt and capitalization as adjusted to reflect the sale by the Company of 1,612,292 shares of Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, the aggregate proceeds from the exercise of the Options and the Warrants and application of the net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto and other financial information incorporated by reference in this Prospectus. See "Use of Proceeds."

                                                             MARCH 31, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt...................... $  3,056   $  3,056
  Other short-term debt..................................      250        250
                                                          --------   --------
    Total short-term debt................................ $  3,306   $  3,306
                                                          ========   ========
Long-term debt(1)........................................ $ 19,468   $ 19,468
Stockholders' equity:
  Preferred Stock, $0.01 par value; 10,000,000 shares
   authorized, no shares issued and outstanding .........       --         --
  Common Stock, $0.01 par value; 40,000,000 shares
   authorized; 24,993,707 shares issued and outstanding
   actual; 27,059,887 shares issued and outstanding
   actual as adjusted(2).................................      250        271
  Additional paid-in capital.............................  187,551    246,556
  Unrealized losses on available-for-sale securities.....      (11)       (11)
  Foreign currency translation adjustments...............     (358)      (358)
  Retained earnings......................................   14,448     14,448
                                                          --------   --------
    Total stockholders' equity...........................  201,880    260,906
                                                          --------   --------
      Total capitalization............................... $221,348   $280,374
                                                          ========   ========

--------
(1) Includes an $8.1 million liability for Common Stock placed in escrow at the closing of the acquisition of Drake that will be released to the Drake sellers in the third quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Contingent Matters."
(2) Includes the 435,492 shares issuable upon exercise of the Options and the 18,396 shares issuable upon exercise of the Warrants. See "Underwriting." Excludes 4,476,358 shares issuable upon exercise of all other warrants and stock options outstanding on March 31, 1997, at a weighted average exercise price of $14.63 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following combined statements of operations data for the year ended December 31, 1992 are unaudited and consist of the operations of the Sylvan KEE Systems, a Maryland general partnership (the "Partnership"), into which Sylvan Learning Corporation (the "Predecessor") contributed the Sylvan Learning Centers business. On January 26, 1993, Sylvan acquired the Predecessor and dissolved the Partnership. The selected statements of operations data for the year ended December 31, 1993 consists of the results of the Partnership for January 1993 plus Sylvan results for the eleven months ended December 31, 1993. The selected financial data for the years ended December 31, 1994, 1995 and 1996 have been derived from Sylvan's consolidated financial statements which have been audited by Ernst & Young LLP. The selected consolidated financial data below should be read in conjunction with the Consolidated Financial Statements and Notes incorporated by reference herein.

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

                                       PARTNERSHIP
                                        AND SYLVAN
                          PARTNERSHIP    COMBINED                    SYLVAN
                          ------------ ------------ ---------------------------------------------
                           YEAR ENDED   YEAR ENDED         YEAR ENDED             THREE MONTHS
                          DECEMBER 31, DECEMBER 31,       DECEMBER 31,           ENDED MARCH 31,
                          ------------ ------------ ---------------------------  ----------------
                              1992         1993      1994      1995      1996     1996     1997
                          ------------ ------------ -------  --------  --------  -------  -------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Revenues................    $33,821      $51,519    $68,748  $111,059  $181,936  $41,506  $51,944
Cost and expenses:
 Direct costs ..........     28,840       44,056     60,388    96,708   150,449   36,423   43,630
 General and
  administrative
  expense(2)............      5,433        6,255      4,998     6,206     8,755    2,069    2,961
 Loss on impairment of
  assets................        --           --         --      3,316       --       --       --
                            -------      -------    -------  --------  --------  -------  -------
 Total expenses.........     34,273       50,311     65,386   106,230   159,204   38,492   46,591
                            -------      -------    -------  --------  --------  -------  -------
Operating income
 (loss).................       (452)       1,208      3,362     4,829    22,732    3,014    5,353
Non-operating income
 (expense)..............          1         (116)       224       391       363       92     (128)
Interest income
 (expense), net.........       (594)      (1,290)       (62)   (1,440)      551      142      480
                            -------      -------    -------  --------  --------  -------  -------
Income (loss) from
 continuing operations
 before income taxes and
 extraordinary items....     (1,045)        (198)     3,524     3,780    23,646    3,248    5,705
Income taxes............        (16)          (7)       (76)     (209)   (8,850)  (1,469)  (2,258)
                            -------      -------    -------  --------  --------  -------  -------
Income (loss) from
 continuing operations
 before extraordinary
 items..................     (1,061)        (205)     3,448     3,571    14,796    1,779    3,447
Discontinued
 operations(3):
 Loss from operations,
  net of tax............     (1,700)        (375)       --        --        --       --       --
 Gain on disposal.......        427          580        --        --        --       --       --
                            -------      -------    -------  --------  --------  -------  -------
 Income (loss) from
  discontinued
  operations............     (1,273)         205        --        --        --       --       --
                            -------      -------    -------  --------  --------  -------  -------
Net income (loss) before
 extraordinary items....     (2,334)         --       3,448     3,571    14,796    1,779    3,447
Extraordinary items(4)..        --          (177)       --        --        --       --       --
                            -------      -------    -------  --------  --------  -------  -------
 Net income (loss)(6)...    $(2,334)     $  (177)   $ 3,448  $  3,571  $ 14,796  $ 1,779  $ 3,447
                            =======      =======    =======  ========  ========  =======  =======
Net income (loss) from
 continuing operations
 per share(5)...........                 $ (0.02)   $  0.21  $   0.21  $   0.59  $  0.07  $  0.12
                                         =======    =======  ========  ========  =======  =======
Net income (loss) per
 share(5)(6)............                 $ (0.01)   $  0.21  $   0.21  $   0.59  $  0.07  $  0.12
                                         =======    =======  ========  ========  =======  =======
Weighted average shares
 outstanding(5).........                  12,967     16,533    17,386    24,996   24,901   27,207
                                         =======    =======  ========  ========  =======  =======
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash
 equivalents............    $   673      $11,499    $ 4,366  $  2,903  $ 11,198  $ 4,272  $12,789
Available-for-sale
 securities.............        127        1,248      2,537    30,735    16,449   22,725   10,730
Net working capital
 (deficit)..............     (3,302)      12,665     13,166    39,407    29,603   44,580   40,228
Intangible assets and
 deferred contract
 costs..................        149        7,000      7,932    82,849   122,932   81,173  120,948
Total assets............     18,446       42,003     50,046   174,070   259,590  174,200  260,380
Long-term debt and
 capital leases.........      5,578        6,640      9,814     9,854    32,228   10,519   22,524
Stockholders' or
 partners' equity.......        326       24,563     32,481   137,148   180,323  141,206  201,880

--------

(1) Prior to February 1, 1991, the Sylvan Learning Centers business was conducted by Sylvan Learning Corporation (the "Predecessor"). On February 1, 1991, the Predecessor contributed the Sylvan Learning Centers business to Sylvan KEE Systems, a Maryland general partnership (the "Partnership") in exchange for a 50% partnership interest, and Sylvan contributed its computer training software development business to the Partnership in exchange for the other 50% partnership interest. On January 26, 1993, Sylvan acquired the Predecessor and dissolved the Partnership. On September 3, 1993, Sylvan sold its computer training software development business.

    During 1994, Sylvan acquired by mergers all of the outstanding stock of Learning Services, Inc. ("LSI") and Loralex Corporation ("Loralex"). These companies owned and operated a total of nine Sylvan Learning Centers located in the Northeast United States and Florida. On February 17, 1995, Sylvan acquired by merger all of the outstanding stock of Remedial Education and Diagnostic Services, Inc. and READS, Inc. (collectively, "READS"), a Philadelphia-based provider of remedial, education and a variety of consulting services to school districts, county-wide educational agencies and municipalities in the Eastern United States. The READS, Loralex and LSI acquisitions have been accounted for by Sylvan as poolings-of-interests and, accordingly, Sylvan's financial statements have been restated for all periods presented to include the results of operations of READS, Loralex and LSI.

    Effective September 30, 1995 Sylvan acquired Drake Prometric, L.P. ("Drake"), a leading provider of computer-based certification, licensure and assessment testing. The transaction was accounted for using the purchase method of accounting, and Sylvan's results of operations from October 1, 1995 include the operations of Drake.

    Effective December 1, 1996, Sylvan acquired Wall Street, a European-based franchisor and operator of learning centers that teach the English language. This transaction was accounted for using the purchase method of accounting and Sylvan's results of operations from December 1, 1996 include the operations of Wall Street. Sylvan paid $4.9 million of the $20.1 million purchase price in cash and the remainder in 714,884 shares of Common Stock.

    On May 30, 1997, the Company consummated its acquisition by merger of all of the outstanding common stock of Educational Inroads. Educational Inroads provided contract educational services to school districts in New Jersey and several other states. The Educational Inroads acquisition has been accounted for by Sylvan as a pooling-of-interests and, accordingly, Sylvan's financial statements have been restated for all periods prior to the acquisition to include the results of operations of Educational Inroads. Educational Inroads generated revenues of $24.8 million in 1996.

(2) The Company has reclassified certain operating expenses previously included in general and administrative expense to direct costs. This change has been reflected for all periods presented.

(3) Represents Sylvan's computer training software development business which was sold in September 1993 and a Canadian computer training business, 80.1% of which was sold in 1992.

(4) Represents the $350,000 gain on extinguishment of a $3.5 million debt to Learning Centers, Inc., and a $527,000 loss on an extinguishment of $5.0 million of notes payable to stockholders, each recorded in 1993.

(5) All share and per share data have been restated to retroactively reflect a 3-for-2 stock split of the Company's common stock for stockholders of record on November 7, 1996.

(6) Reducing compensation expense relating to Educational Inroads stockholders to reflect their post-acquisition contractual compensation levels and eliminating non-recurring acquisition transaction costs would result in pro forma net income and net income per share of $16,266,000 and $0.65, respectively, in 1996 and $4,017,000 and $0.14, respectively in the first quarter of 1997.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  All statements contained herein that are not historical facts, including but not limited to, statements regarding the anticipated impact of uncollectible accounts receivable on future liquidity, expenditures to develop licensing and certification tests under existing contracts, the Company's contingent payment obligations relating to the PACE and Drake acquisitions, future capital requirements, potential acquisitions and the Company's future development plans are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: changes in the financial resources of the Company's clients, timing and extent of testing clients' conversions to computer-based testing, revenues earned by the Company's PACE and Drake operations, the availability of sufficient capital to finance the Company's business plan on terms satisfactory to the Company; general business and economic conditions; and the other risk factors described in the Company's reports filed from time to time with the Commission.

  The discussion and analysis below is based on the Company's Consolidated Financial Statements and related Notes thereto included in the Company's Current Report on Form 8-K dated July 15, 1997 and incorporated herein by reference.

OVERVIEW

  Sylvan generates revenues from three business segments: core educational services which primarily consist of franchise sales, royalties and Sylvan-owned Learning Center revenues; testing services, which consist of computer-based testing fees paid to Sylvan; and contract educational services, which consist of revenues attributable to providing supplemental and remedial education services to public and non-public schools and major corporations. The following selected segment data for the years ended December 31, 1994, 1995 and 1996 is derived from the Company's audited consolidated financial statements.

                                                                  THREE MONTHS
                                        YEAR ENDED DECEMBER 31,  ENDED MARCH 31,
                                       ------------------------- ---------------
                                        1994     1995     1996    1996    1997
                                       ------- -------- -------- ------- -------
                                                    (IN THOUSANDS)
Operating revenue:
  Core educational services........... $20,016 $ 26,063 $ 36,799 $ 7,213 $ 9,231
  Contract educational services.......  35,067   50,430   58,186  16,493  17,574
  Testing services....................  13,665   34,566   86,951  17,800  25,139
                                       ------- -------- -------- ------- -------
    Total revenue..................... $68,748 $111,059 $181,936 $41,506 $51,944
                                       ======= ======== ======== ======= =======
Direct costs:
  Core educational services........... $13,255 $ 18,675 $ 25,557 $ 5,605 $ 6,829
  Contract educational services.......  33,108   47,685   53,373  15,331  16,168
  Testing services....................  14,025   30,348   71,519  15,487  20,633
                                       ------- -------- -------- ------- -------
    Total direct costs................ $60,388 $ 96,708 $150,449 $36,423 $43,630
                                       ======= ======== ======== ======= =======

RESULTS OF OPERATIONS

Comparison of results for the quarter ended March 31, 1997 and the quarter ended March 31, 1996.

  Revenue. Total revenues increased 25%, from $41.5 million in the first quarter of 1996 to $51.9 million in the first quarter of 1997. This increase resulted from higher revenues in all business segments -- core educational services, testing services and contract educational services.

  Core educational services revenues increased 28%, from $7.2 million in the first quarter of 1996 to $9.2 million in the first quarter of 1997. Franchise royalties increased $0.5 million or 19%, to $3.0 million in the first quarter of 1997 compared to the same period in 1996. This increase in franchise royalties was due to the net increase of 18 Learning Centers opened in new territories and three Learning Centers opened in existing franchise territories in the first quarter of 1997, combined with an overall 14% increase in revenues at existing Learning Centers open for more than one year as of March 31, 1997. Franchise sales fees increased to $0.7 million in the first quarter of 1997 compared to $0.2 million in the same period in 1996. In the first quarter of 1997, five franchise Learning Center licenses and a $0.5 million area development agreement were sold, compared to six franchise Learning Center licenses sold in the first quarter of 1996. The ability of Sylvan to generate fees in the future from the sale of area development agreements or franchise Learning Center licences cannot be assured.

  Revenues from Company-owned Learning Centers increased 44%, from $3.4 million in the first quarter of 1996 to $4.9 million in the first quarter of 1997. Of the increase, $0.9 million resulted from the acquisition of 11 Learning Centers from two franchisees during the fourth quarter of 1996. Revenue growth related to student enrollment increases at Learning Centers operating more than one year as of March 31, 1997 resulted in $0.6 million of the increase.

  Contract educational services revenues increased 7%, from $16.5 million in the first quarter of 1996 to $17.6 million in the first quarter of 1997. This was due to both greater volumes of training and increases in the number of public and non-public school contracts.

  Testing services revenues increased 41%, from $17.8 million in the first quarter of 1996 to $25.1 million in the first quarter of 1997. The increase resulted primarily from the Company's acquisition of Wall Street during the fourth quarter of 1996, increased volumes from IT, professional licensure and certification clients and increased services under the ETS contracts.

  Cost and Expenses. Total direct costs increased 20%, from $36.4 million in the first quarter of 1996 to $43.6 million in the first quarter of 1997 but decreased as a percentage of total revenues from 88% in the first quarter of 1996 to 84% in the first quarter of 1997. Core educational services expense increased 22% from $5.6 million to $6.8 million in the first quarter of 1997. Company-owned Learning Center services expense increased 41% from $3.0 million in the first quarter of 1996 to $4.3 million in the first quarter of 1997 but decreased as a percentage of Company-owned Learning Center services revenue from 90% in the first quarter of 1996 to 88% in the first quarter of 1997. $1.1 million of the increase related to the acquisition of 11 Learning Centers from two franchisees. The remaining increase in expenses was primarily for advertising, labor and other Learning Center expenses associated with increased enrollment. Expenses for Learning Centers operating more than one year as of March 31, 1997 accounted for $0.2 million of the increase and represented 38% of incremental same-Learning Center revenue.

  Contract educational services expense increased 5%, from $15.3 million in the first quarter of 1996 to $16.2 million in the first quarter of 1997 but decreased as a percentage of contract educational services revenues from 93% in the first quarter of 1996 to 92% in the first quarter of 1997. Operating expenses for PACE accounted for $0.4 million of this increase.

  Testing services expense increased 33%, from $15.5 million in the first quarter of 1996 to $20.6 million in the first quarter of 1997 but decreased as a percentage of testing services revenues from 87% in the first quarter of 1996 to 82% in the first quarter of 1997. The expense in the first quarter of 1996 included $1.2 million of non-recurring charges related to the Drake acquisition. Therefore, recurring expenses in the first quarter of 1996 were 80% of testing services revenues for that period. The increase in recurring testing services expense as a percentage of testing services revenues was primarily a result of increased salary and other operating costs resulting from the integration of test delivery systems and growth in business that occurred after the first quarter of 1996 and expected growth in business volumes in 1997.

  General and administrative expense increased 43%, from $2.1 million in the first quarter of 1996 to $3.0 million in the first quarter of 1997 and increased as a percentage of total revenues from 5% in the first quarter of 1996 to 6% in the first quarter of 1997. The increase resulted from increases in administrative staff salaries and expenses as well as increases in rent expense related to the Company's new headquarters.

  The Company's effective tax rate decreased from 45% in the first quarter of 1996 to 40% in the first quarter of 1997 mainly because a greater portion of the Company's earnings were generated in foreign jurisdictions having lower tax rates than the United States.

Comparison of results for the year ended December 31, 1996 to the year ended December 31, 1995.

  Revenues. Total revenues increased 64%, from $111.1 million in 1995 to $181.9 million in 1996. This increase resulted from greater revenues in all business segments--core educational services, testing services and contract educational services.

  Core educational services revenues increased 41%, from $26.1 million in 1995 to $36.8 million in 1996. Franchise royalties increased 21%, from $9.2 million in 1995 to $11.2 million in 1996. This increase in franchise royalties was due to an overall 20% increase in revenues at Learning Centers that had been operating for more than one year as of December 31, 1996 combined with a net increase of 49 Learning Centers opened during 1996.

  Franchise sales fees increased 49%, from $2.1 million in 1995 to $3.2 million in 1996. During 1996, there were four area development agreements sold for $1.7 million and 38 franchise Learning Center licenses sold, compared to two area development agreements sold for $550,000 and 43 Learning Center licenses sold during 1995.

  Revenues from Company-owned Learning Centers increased 61%, from $11.5 million in 1995 to $18.5 million in 1996. Revenue growth related to increased student enrollment at Learning Centers that had been operating for more than one year as of December 31, 1996 resulted in $3.4 million, or 30%, of the increase from 1995 to 1996. Approximately $3.2 million of the revenue increase resulted from the acquisition of 11 Learning Centers from two franchisees. The opening of one new Learning Center during 1996 resulted in an additional $350,000 of revenues during 1996. Product sales increased 23%, from $3.2 million in 1995 to $3.9 million in 1996. This increase resulted from overall student enrollment increases at franchised Learning Centers.

  Contract educational services revenues increased 15%, from $50.4 million in 1995 to $58.2 million in 1996. Revenues from public and non-public school contracts accounted for $5.9 million of the increase, and greater revenues from PACE accounted for $1.9 million of the increase. The PACE increase primarily resulted from the fact that the acquisition, accounted for as a purchase, was effective February 28, 1995, and as such the 1995 revenues of Sylvan only reflect ten months of PACE revenues.

  Revenues from public and non-public school contracts executed during 1996 contributed $2.2 million to 1996 revenues. Revenues from public and non-public school contracts executed prior to 1996 increased by $4.6 million in 1996, primarily because a full year of revenues were generated under these contracts during 1996.

  Testing services revenues increased 152%, from $34.6 million in 1995 to $87.0 million in 1996. The significant increase in testing services revenues resulted primarily from the September 1995 acquisition of Drake, which provided increased revenues from IT clients. Increased services under ETS contracts, including the cost-plus international contract and the Graduate Record Exam (the "GRE"), and other professional testing revenue increases, including NASD testing, which began in February 1996, also contributed to the increase in testing services revenues.

  Cost and Expenses. Total direct costs increased 56%, from $96.7 million in 1995 to $150.4 million in 1996 but decreased as a percentage of total revenues from 87% in 1995 to 83% in 1996. Core educational services expense increased 37% from $18.7 million in 1995 to $25.6 million in 1996. Franchise services expense increased 11%, from $5.9 million in 1995 to $6.5 million in 1996 but decreased as a percentage of franchise royalties and sales revenues from 52% in 1995 to 46% in 1996. The increased margin in 1996 primarily related to the effects of leveraging the fixed costs of supporting this line of business over a larger revenue base. Company-owned Learning Center expense increased 55%, from $10.4 million in 1995 to $16.1 million in 1996 but decreased as a percentage of Company-owned Learning Center services revenues from 90% in 1995 to 87% in 1996. Of the increase, $3.1 million related to the acquisition of 11 Learning Centers. The remaining increase primarily resulted from advertising, labor and general overhead associated with increased enrollment at Learning Centers that had been operating prior to 1996.

  Contract educational services expense increased 12%, from $47.7 million in 1995 to $53.4 million in 1996 but decreased as a percentage of contract educational services revenues from 95% in 1995 to 92% in 1996. The decline in these expenses as a percentage of contract educational services revenues resulted from increased revenues without corresponding increases in overhead. Operating expenses for public and non-public school contracts increased $4.6 million during 1996, while operating expenses for PACE increased $1.1 million during the same period. The PACE increase resulted from the fact that the acquisition, accounted for as a purchase, was effective February 28, 1995, and as such the 1995 results only reflect ten months of PACE results.

  Testing services expense increased 136%, from $30.3 million in 1995 to $71.5 million in 1996 but decreased as a percentage of testing services revenue from 88% in 1995 to 82% in 1996. The increased expense resulted primarily from the acquisition of Drake and the increased registration and delivery costs associated with an increased volume of tests. Testing services expense in 1996 included $2.4 million of amortization of contract rights related to the Drake acquisition. Testing services expense in 1995 included $4.1 million of amortization of contract rights, imputed interest and salary termination charges related to the Drake acquisition. Excluding non-recurring charges, testing services expense, as a percentage of testing services revenues, increased from 76% in 1995 to 79% in 1996. The principal reasons for this percentage increase in 1996 are the full year of amortization of goodwill associated with the Drake acquisition and increased staffing levels required to meet the growth in business volumes that occurred during 1996 and expected growth in business activity in 1997.

  General and administrative expense increased 41%, from $6.2 million in 1995 to $8.8 million in 1996 but decreased as a percentage of total revenues from 6% in 1995 to 5% in 1996. The percentage decline resulted from increased revenues from all segments without corresponding increases in overhead.

  There was $1.4 million of net interest expense in 1995 and $0.6 million of net interest income in 1996. This change resulted primarily from the $1.1 million of interest expense imputed on the purchase of Drake and an increase in the average invested cash amounts in 1996 compared to 1995.

  The Company's effective tax rate increased from 6% in 1995 to 37% in 1996. This increase was primarily caused by a decrease in 1995 in the amount of the valuation allowance for deferred tax assets, consisting principally of net operating loss carryforwards.

Comparison of results for the year ended December 31, 1995 to the year ended December 31, 1994.

  Revenues. Total revenues increased 62%, from $68.7 million in 1994 to $111.1 million in 1995. This increase resulted from higher revenues in all business segments--core educational services, testing services and contract educational services.

  Core educational services revenues increased 30%, from $20.0 million in 1994 to $26.1 million in 1995. Franchise royalties increased $1.3 million, or 16%, for 1995. This increase in franchise royalties was due to a net increase of 31 new Learning Centers in new territories and 15 new Learning Centers opened in existing franchise territories) in 1995, combined with an overall 14% increase in revenues at existing Learning Centers open for more than one year as of December 31, 1995.

  Franchise sales fees increased 70%, from $1.3 million in 1994 to $2.1 million in 1995. In 1995, there were two area development agreements sold for $0.6 million and 43 franchise Learning Center licenses sold, as compared to 31 franchise Learning Center licenses and one $0.1 million area development agreement sold in 1994.

  Revenues from Company-owned Learning Centers increased 34%, from $8.6 million in 1994 to $11.5 million in 1995. The increase primarily resulted from same-Learning Center revenue growth related to student enrollment increases. Product sales increased $1.0 million or 43%, to $3.2 million for 1995. Approximately $0.3 million of the increase in product sales was due to sales of new versions of math and algebra programs (which began in the second half of 1994) with the remainder resulting from overall increases in student enrollment.

  Contract educational services revenues increased 44%, from $35.1 million in 1994 to $50.4 million in 1995. Revenues from public and non-public school contracts increased $6.8 million in 1995. This increase was due primarily to $2.8 million in revenues from public and non-public school contracts obtained during 1995 and by a $4.0 million increase in revenues from public and non-public school contracts existing in 1994. Revenues from PACE, acquired effective February 28, 1995, accounted for $8.3 million of the increase.

  Testing services revenues increased 153%, from $13.7 million in 1994 to $34.6 million in 1995. Revenues from Drake, acquired as of September 30, 1995, accounted for $11.7 million of the increase and consisted primarily of revenues from IT clients. Revenues from the ETS international contract accounted for $3.7 million of the increase resulting primarily from the fact that the contract was in effect during the entire 1995 period compared to six months in 1994. During 1995, Sylvan sold the exclusive development rights for testing centers in India for $0.5 million and in the Middle East for $0.5 million. The remaining increase in testing services revenues for 1995 was attributable to a $1.7 million increase in revenues from the NCLEX test for the licensing of registered and practical nurses, which began in April 1994, $0.8 million of revenue from test development fees for ASVAB (the Armed Services Vocational Aptitude Battery tests) and other test volume increases in the GRE, PRAXIS and FAA tests.

  Cost and Expenses. Total direct costs increased 60%, from $60.4 million in 1994 to $96.7 million in 1995 but decreased as a percentage of total revenues from 88% in 1994 to 87% in 1995. Core educational services expense increased 41%, from $13.3 million in 1994 to $18.7 million in 1995. Franchise services expense increased 53%, from $3.8 million in 1994 to $5.9 million in 1995 and increased as a percentage of franchise royalties and sales revenues from 42% in 1994 to 52% in 1995. The reduced margin in 1995 primarily relates to increased marketing and advertising costs incurred to produce a new national advertising campaign. Company-owned Learning Center expense increased 35%, from $7.7 million in 1994 to $10.4 million in 1995 and increased as a percentage of Company-owned Learning Center services revenues from 89% in 1994 to 90% in 1995. The increased expenses were primarily advertising, labor and general overhead associated with increased Learning Center enrollment.

  Contract educational services expense increased 44%, from $33.1 million in 1994 to $47.7 million in 1995 and increased as a percentage of contract educational services revenues from 94% in 1994 to 95% in 1995. Operating expenses for public and non-public school contracts increased $6.7 million during 1995, while operating expenses for PACE accounted for $7.9 million of the increase during the same period.

The increase in contract educational services expense as a percent of related revenues during 1995 resulted from the following factors: (i) 1994 included consulting fee revenues of $0.5 million with no associated costs; and (ii) higher total cost estimates relating to READs contracts.

  Testing services expense increased 116%, from $14.0 million in 1994 to $30.3 million in 1995 but decreased as a percentage of total testing service revenues from 103% in 1994 to 88% in 1995. The decrease in testing services expense as a percentage of testing services revenues was attributable to several factors, including the fixed and semi-variable nature of test delivery and registration costs included in this segment. In addition, Sylvan recognized $1.0 million of testing revenues in 1995 related to the sale of exclusive development rights for testing centers in India and the Middle East and $0.8 million of testing revenues related to the contract to develop the ASVAB test. These revenues have significantly higher margins than fees for test delivery and registration services.

  Testing services expense during the fourth quarter of 1995 included amortization expense of $2.1 million related to contract rights recorded upon the acquisition of Drake and $1.1 million of non-recurring interest expense imputed on the unpaid purchase price from September 30, 1995 to December 13, 1995, the closing date for the acquisition.

  General and administrative expense increased 24%, from $5.0 million in 1994 to $6.2 million in 1995 but decreased as a percentage of total revenues from 7% in 1994 to 6% in 1995. The percentage decline resulted from increased revenues from all segments without corresponding increases in overhead.

  Interest expense of $1.4 million in 1995 was primarily attributable to $1.1 million of interest expense imputed on the purchase of Drake discussed above.

  During 1995, Sylvan recorded a non-recurring loss on impairment of assets of $3.3 million associated with the Drake acquisition. The Drake acquisition and resulting consolidation of operations resulted in the determination that certain assets in the Sylvan division were not recoverable and, therefore, were written down to their realizable value.

  During 1995, the Company reduced its valuation allowance relating to deferred income tax assets by $3.1 million. Approximately $1.1 million of this reduction was recorded through the allocation of the Drake purchase price. The remaining decrease of $2.0 million reduced the Company's effective tax rate by 54%.

  The Company's effective tax rate in 1995 and 1994 was substantially below the U. S. statutory income tax rate of 34% due to the recognition of income tax benefits from net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided by operating activities was $0.4 million for the first quarter of 1997 compared to $1.8 million used by operating activities in the first quarter of 1996. Cash flow from operations before working capital changes increased from $5.5 million in the first quarter of 1996 to $7.6 million in the first quarter of 1997. This increase primarily resulted from significant overall growth in income from operations before depreciation and amortization and other non-cash charges. The Company's investment in working capital has significantly reduced cash flows provided by operations, particularly as a result of the growth in accounts and notes receivable and reductions in accounts payable and accrued expenses. The increase in accounts receivable related to a 25% increase in total revenues in the first quarter of 1997 compared to the first quarter of 1996. The Company expects this trend to continue as its revenues increase. Of the $3.5 million operating cash flow reduction attributable to an increase in accounts receivable, $2.4 million was related to the ETS international testing contract and the remainder to higher accounts receivable levels in all business segments. The increase in testing services accounts receivable resulted from an increase in billings and longer collection periods under the international testing contract. The Company experiences varying collection periods for accounts receivable in its three operating divisions. The Company believes that uncollectible accounts receivable will not have a significant effect on future liquidity, as a significant portion of its accounts receivable are due from enterprises with substantial financial resources and governmental units.

  During the first quarter of 1997, the Company generated net proceeds of $6.2 million from the sale of available-for-sale securities. At March 31, 1997, the Company's portfolio of available for-sale securities had a market value equal to $10.7 million. The Company continues to incur expenditures for additions to property and equipment, which totaled $2.5 million in the first quarter of 1997. These additions primarily consist of furniture and equipment for general business expansion, including expenditures for new public and non-public school classrooms and equipment needed for Testing Centers operated by the Company. Under the international ETS testing contract, the Company is reimbursed for overseas equipment expenditures as that equipment is depreciated. This reimbursement includes a financing charge over the reimbursement period.

  The Company has a $15.0 million unsecured revolving line of credit which either expires, or the outstanding balance of which can be converted into a two year term loan, at the option of the Company on May 31, 1998. The credit line and the term loan, when converted, both bear interest at a floating rate equal to the 30 day London Interbank Offered Rate ("LIBOR") plus 1.15% per annum (6.84% at March 31, 1997). At March 31, 1997, the balance on the credit line was $7.2 million, and at June 30, 1997, there was no balance outstanding.

  During the first quarter of 1997, the Company received $0.9 million as a result of the exercise of stock options and warrants to purchase 298,608 shares of Common Stock.

  During the first quarter of 1997, the Company paid $4.7 million of the $4.9 million cash portion of the Wall Street purchase price. Pursuant to the Caliber Learning Network stockholders' agreement, Sylvan is obligated to lend or guarantee up to $3.0 million of debt for Caliber and anticipates investing up to an additional $8.0 million in Caliber over the next 12 to 24 months.

  In March 1997, the Company and NEC executed a definitive agreement pursuant to which Sylvan was to acquire NEC. In May 1997, NEC accepted the offer of Harcourt General, Inc. to acquire all of the stock of NEC, resulting in the termination of its agreement with the Company and the payment by NEC to the Company of the $30.0 million termination fee required by that agreement. In connection with the terminated acquisition, the Company incurred approximately $1.5 million of direct expenses. Therefore, the termination fee resulted in a $28.5 million net positive impact on the Company's cash resources in the second quarter of 1997. Subsequent to receipt of the termination fee, Sylvan invested $3.0 million in cash in a non profit corporation formed to fund the Sylvan Prometric division marketing programs.

  The Company believes that the remaining cash from the termination fee, the net proceeds of this offering, and cash provided by operations and other available financial resources will be sufficient on a short-term basis and over the next 24 months to fund continued expansion of the business, including working capital needs and expected investments in property and equipment.

CONTINGENT MATTERS

  The PACE acquisition agreement requires Sylvan to make a contingent payment equal to 6.5 times PACE's 1997 earnings before interest and income taxes ("EBIT"); or, if PACE's EBIT is less than $2.7 million in 1997, the PACE shareholders may elect to have the payment calculation based on EBIT in either 1998 or 1999. Management believes it is likely that the PACE shareholders will elect to calculate the contingent payment based on PACE's 1997 EBIT. The contingent payment is payable partially in cash and partially in Common Stock. The amount of any contingent payment to the PACE shareholders will be capitalized as goodwill when paid and amortized over the remaining estimated recovery period. PACE is expected to meet its cash needs from its operations. PACE provides most of its services to large corporations with favorable credit histories. PACE operations are not capital intensive and historically have generated positive cash flow from operations.

  The Drake acquisition agreement provides for future contingent payments based on achievement of certain specified revenue targets in 1997 and 1998 (or 1999 at election of the Drake owners). The contingent payment of up to $40.0 million, if earned, is payable at least 12.5% in cash, with the remainder in shares of Common Stock. The amount of any contingent payment will be capitalized as goodwill when paid and amortized over the remaining useful life of the goodwill as estimated when the contingent payment is paid. Based on testing services revenues generated in 1996, 357, 143 of the 1,785,714 shares of Common Stock that were placed in escrow at the closing of the acquisition have been earned and, accordingly, will be released in the third quarter of 1997. At December 31, 1996, $8.1 million of goodwill relating to the earned shares was recorded and will be amortized over the 24-year remaining life of the goodwill.

EFFECTS OF INFLATION

  Inflation has not had a material effect on Sylvan's revenues and income from continuing operations in the past three years. Inflation is not expected to have a material future effect.

QUARTERLY FLUCTUATIONS

  Sylvan's revenues and operating results have varied substantially from quarter to quarter and may continue to vary, depending upon the timing of implementation of new computer-based testing contracts and contracts funded under Title I or similar programs. Based on Sylvan's limited experience, revenues generated by computer-based testing services may vary based on the frequency or timing of delivery of individual tests and the speed of test administrators' conversion of tests to computer-based format. Revenues or profits in any period will not necessarily be indicative of results in subsequent periods.

                                   BUSINESS

  Sylvan is a leading international provider of educational and testing services. The Company delivers a broad array of supplemental and remedial educational services and computer-based testing through three principal divisions. The Core Educational Services division designs and delivers individualized tutorial services to school-age children and adults at its 642 franchised and Company-owned Sylvan Learning Centers. Sylvan Prometric, the Company's testing services division, administers computer-based tests for major organizations, corporations, professional associations and governmental agencies through its worldwide network of Testing Centers. The Contract Educational Services division provides Sylvan's core educational services under federal and state funding programs to more than 9,500 students in 86 public schools and more than 38,000 students in 458 non-public schools (including Educational Inroads) and provides on-site educational and training services to employees of large corporations. Since 1994, the Company has substantially expanded its business through a combination of internal growth and acquisitions and has increased revenues and operating income from $68.7 million and $3.4 million, respectively, in 1994 to $181.9 million and $22.7 million, respectively, in 1996. Sylvan's 1996 systemwide revenues were approximately $310.3 million, consisting of $165.1 million from core educational services ($139.5 million from franchised Learning Centers and $25.6 million from Company--owned Learning Centers, product sales and franchise sales fees), $87.0 million from testing services and $58.2 million from contract educational services.

STRATEGY

  Sylvan's objective is to be the leading provider of lifelong educational services to families, schools and industry worldwide. The key components of Sylvan's strategy include:

  . CAPITALIZING ON ITS WORLDWIDE DISTRIBUTION NETWORK. Sylvan has built a global network of more than 2,000 Learning and Testing Centers throughout the United States and 95 foreign countries. Through this network, Sylvan currently provides remedial and enrichment educational services to more than 125,000 students and delivers more than 1.4 million computer-based tests worldwide annually. Sylvan's management will continue to focus on expanding its network to capitalize on the increasing number of educational products created by educators, schools, professional associations and business organizations. In addition, to maximize the benefits of Sylvan's extensive distribution network, the Company is developing innovative products and services for delivery in existing Learning Center locations. Some examples of these new products include pre-school learning programs; after-school learning programs developed in partnership with the National Geographic Society; and Sylvan@Home, an Internet-based product using the same concepts taught at traditional Sylvan Learning Centers.

  . DEVELOPING BRAND RECOGNITION AND LOYALTY. Management will continue to focus on making Sylvan synonymous with high quality, consistently delivered educational services and products which provide quantifiable results. The Company and its network of franchisees continues to develop the Sylvan brand name by spending significant resources on national advertising for both its educational and computer-based testing services. In 1997, Sylvan and its franchisees intend to spend an aggregate of approximately $25.0 million on advertising nationwide. In addition, Sylvan has strengthened its brand identity by expanding the scope of its products and services through partnerships with highly regarded academic institutions and professional associations.

  . CONTINUING PARTNERSHIPS WITH THE EDUCATIONAL ESTABLISHMENT. Sylvan seeks to enhance its educational service offerings by partnering with respected institutions in the educational field. In addition to its relationships with ETS and the Baltimore City Public Schools, the Company recently entered into an agreement with the National Geographic Society to provide after-school educational programs.

  . FOCUSING ON COMPUTER-BASED TESTING. Sylvan's international computer-based testing network gives Sylvan unique access to students at critical points throughout their continuing educational process. The increasing levels of education demanded in the United States make formal testing/accreditation a key component of academic and professional development. Sylvan's established computer-based testing network uniquely positions the Company to participate in the increasing demand for computer-based testing. Moreover, its ongoing relationships with educators, professional associations and educational institutions developing and requiring these tests allows Sylvan's access to students at key junctures in their educational progression. This access provides Sylvan a unique platform from which it can extend its educational products and services for those using its testing services.

  . INCORPORATING STATE-OF-THE-ART TECHNOLOGY INTO THE DISTRIBUTION PROCESS.
    Sylvan management recognizes that technology is changing the way in which learning and testing occurs. To this end, Sylvan is pioneering the development of distance learning and testing networks utilizing state-of-the-art satellite, video-conferencing, computer network and internet/intranet technology. In addition, the Company regularly evaluates opportunities to create new channels of distribution for its products and services using information technology.

GROWTH STRATEGY

  The Company's growth strategy includes the following key elements:

  . CONTINUE TO STRENGTHEN CORE EDUCATIONAL SERVICES. Management intends to continue to strengthen Sylvan's core educational services and the network of Learning Centers and the marketing of these core services. The Company also intends to increase the number of satellite Learning Centers in existing franchised territories and to sell franchises in new territories both domestically and internationally. The Company intends to continue broadening the age range of children participating in Sylvan programs by emphasizing offerings in study skills, preparation and pre-school learning programs and believes it can increase the length of time students stay in Sylvan programs by improving the marketing of the variety of program offerings such as the Sylvan Extended Day Program and by emphasizing to parents the program length necessary to achieve specific goals.

  . CONTINUE TO EXPAND COMPUTER-BASED TESTING SERVICES. The Company intends to continue to expand its computer-based testing services in academic, professional and IT certification, both domestically and internationally. Sylvan has established an international network of 1,616 computer-based testing centers through which Sylvan delivered more than 1.4 million tests in 95 countries during 1996.

  . CONTINUE TO EXPAND SERVICES UNDER THE TITLE I PROGRAM. The Company intends to continue to market its services to major school districts and education departments in order to gain additional Title I or similar contracts for both public and nonpublic schools and to increase the number of public and nonpublic schools served under existing contracts. The Company acquired Educational Inroads, READS and other Title I and similar contracts in furtherance of this strategy.

 . CONTINUE TO EXPAND SERVICES TO THE CORPORATE WORKPLACE AND FOR OTHER ADULT EDUCATION. The Company also provides educational services to adults in the corporate workplace through PACE, the Sylvan-At-Work program and in the near future through Caliber Learning Network. PACE and the Sylvan-at-Work program are provided to large corporations throughout the United States, including Ford Motor Company, International Business Machines Corp., BankOne, General Motors Corporation, AT&T Corporation, Motorola, Inc., Texas Instruments Incorporated and Martin Marietta Energy Systems, Inc. Caliber Learning Network was formed for the purpose of becoming a worldwide distribution network equipped with satellite-based video conference computer network capabilities that will be targeted to corporations, universities and professional continuing education associations.

  . CONTINUE TO EXPAND THROUGH ACQUISITIONS. A key component of the Company's growth strategy is to pursue strategic acquisitions that expand and complement the Company's business. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. In the past three years, the Company has acquired Loralex, LSI, READS, PACE, Drake, Wall Street and Educational Inroads in furtherance of this strategy.

CORE EDUCATIONAL SERVICES: SYLVAN LEARNING CENTERS

  Sylvan is widely recognized as a provider of high quality educational services with consistent, quantifiable results and has delivered its core educational services to more than 1,000,000 students primarily in third through eighth grades during the past 17 years. The Company's Core Educational Services division provides supplemental instruction in reading, mathematics and reading readiness, featuring an extensive series of standardized diagnostic tests, individualized instruction, a student motivational system and continued involvement from both parents and the child's regular school teacher.

  Typically, a parent contacts a Sylvan Learning Center because the parent believes that his or her child may have insufficient reading or mathematics skills. Parents learn about Sylvan from the Company's media advertising, from a referral from another parent or from school personnel. Learning Center personnel ask the parent to bring the student to the Learning Center to complete a series of standardized diagnostic tests and to receive educational consultation. Approximately 35% of phone inquiries result in a visit to a Learning Center. The Learning Center's Sylvan-trained educators, all of whom are certified teachers, use test results to diagnose students' weaknesses and to design an individual learning program for each student. After the initial testing and consultation, the Company estimates that more than 90% of parents enroll the student in a full course of study. The program typically requires four to six months to complete and comprises approximately 36 to 60 hours of instruction.

  Franchise Operations. As of May 31, 1997, there were a total of 642 Learning Centers in 49 states, five Canadian provinces, Hong Kong, South Korea and Guam operated by the Company or its franchisees. As of that date, there were 390 franchisees operating 601 Sylvan Learning Centers, with the Company owning and operating an additional 41 Learning Centers. During the first five months of 1997, 25 franchised Learning Centers were opened, three were closed, and the Company acquired two.

  The Company licenses franchisees to operate Sylvan Learning Centers in a specified territory, the size of which depends on the number of school-age children and average household income in the area. Most Learning Centers are located in suburban areas and have approximately 10 employees, two of whom are typically full-time employees and eight of whom are part-time instructors. The cost to open a typical franchised Learning Center ranges from approximately $79,000 to $145,000, including the franchise license fee, furniture, equipment and an initial supply of certain items required to be purchased under the Company's franchise agreement.

  The Company actively manages its franchise system. The Company requires franchisees and their employees to attend two weeks of initial training in Learning Center operations and Sylvan's educational programs. The Company also offers franchisees continuing training each year. The Company employs field operations managers that act as "consultants" to provide assistance to franchisees in technology implementation, business development, marketing, education and operations. These employees also facilitate regular communications between franchisees and the Company.

  Sylvan operates a quality assurance review program to maintain the quality of Sylvan Learning Centers. Sylvan's field operations managers confirm franchisee compliance with the Company's standards, including training requirements, exclusive use of approved educational materials and programs, correct administration of testing materials, proper execution of supervisory procedures, sufficient time spent in parent/teacher conferences, staffing and Learning Center appearance. Sylvan's consultants counsel franchisees that fail to meet the Company's quality or financial performance standards and assist these franchisees in developing a plan to improve their Learning Centers' performance. When necessary, the Company assists franchisees in selling their franchises.

  The Company's typical domestic franchise agreement has an initial term of ten years, subject to unlimited additional ten year extensions at the franchisee's option on the same terms and conditions. The initial license fee ranges from $34,000 to $42,000, depending on factors such as the number of school-age children in the territory. Royalties are either 8% or 9% of gross revenues of the Learning Center, and the royalty rate depends upon the demographics of the territory and is specified in the franchise agreement. Advertising spending requirements range from $1,000 to $3,500 per month, or up to 6% of gross revenues, whichever is greater. The franchise agreement has been revised periodically, and several franchisees are operating under older agreements with different terms. Approximately 10% of franchisees operate under older agreements with royalties as low as 6% and without any requirement to contribute to the national advertising fund. The remaining 90% of the franchisees are required to contribute a minimum of 1.0% to 1.5% of gross revenues to a national advertising fund. This fund is administered by a nonprofit organization formed for the sole purpose of funding, advertising and marketing programs for the Company's core educational services. Franchisees must submit monthly financial data to the Company.

  The Company believes there is significant potential for additional franchised Learning Centers both domestically and internationally. A number of territories with only one Learning Center could support one or more additional Learning Centers based upon the number of school-age children in the market area. The Company is actively encouraging existing franchisees in these territories to open additional Learning Centers. In addition, management has identified at least 240 territories in North America, primarily in smaller markets, in which there are no Learning Centers. The Company is actively seeking franchisees for a number of these territories. Approximately 11 new territories were sold in the first five months of 1997.

  The Company has sold franchise rights for the exclusive operation of Learning Centers in South Korea, Hong Kong, China and Israel. Franchisees in these countries offer the English version of the Sylvan program, and may not offer a foreign language version of the program without paying additional fees to the Company to subsidize the additional development costs associated with developing a foreign language version of the program. In pricing international franchise rights, the Company takes into account estimates of the number of centers that could be opened in an area.

  Company-owned Learning Centers. As of May 31, 1997, Sylvan owned and operated 41 Learning Centers: five in Baltimore, six in Dallas, seven in Los Angeles, five in the greater Philadelphia area, six in South Florida, seven in the greater Washington, D.C. area and five in the greater Minneapolis area. The Company's operation of Learning Centers enables it to test new educational programs, marketing plans and Learning Center management procedures. As of May 31, 1997, nine of the Company-owned Learning Centers contained Technology Centers for computer-based testing. Company-owned Learning Centers in Baltimore, Dallas, Los Angeles, Philadelphia, South Florida, greater Washington D.C. and greater Minneapolis give the Company a local presence in key markets, which has been helpful in marketing the Company's services to school districts utilizing Title I funds and to employers interested in the Sylvan-At-Work and PACE programs See "--Contract Educational Services." The Company may consider selected acquisitions of additional Learning Centers now operated by franchisees.

SYLVAN PROMETRIC TESTING SERVICES

  As of May 31, 1997, Sylvan or its authorized representatives operated 1,616 Testing Centers, 1,001 of which were located in North America and the remainder in 95 foreign countries. Sylvan has 277 testing centers located in existing Learning Centers and 4 stand-alone testing centers that primarily deliver professional licensure and academic admissions testing and an additional 1,319 testing centers operated by authorized Sylvan Prometric representatives that deliver IT training certification testing. In addition, as a result of a January 1996 agreement with the NASD, Sylvan now operates 16 NASD testing centers where it delivers various broker-dealer computer based tests. The Company enters into contracts directly with various professional licensure, educational and IT businesses, organizations and agencies, under which Sylvan receives a fee based upon the number of tests given for those customers. Principal customers for the Company's testing services are ETS and, in the IT industry, Microsoft and Novell. IT customers sponsor worldwide certification programs for various professionals such as network administrators and engineers, service technicians and instructors. Collectively, Microsoft and Novell generated $36.6 million, or 42% of Sylvan Prometric revenues in 1996.

  ETS, a leading educational testing firm, develops and administers more than
9.5 million tests each year, including the GRE, the Graduate Management Admissions Test ("GMAT"), the Test of English as a Foreign Language ("TOEFL"), the National Teachers Exam ("NTE") and the Advanced Placement Program, sponsored by organizations such as the College Board. The largest tests administered by ETS are the SAT (which is given annually to over 1.6 million college-bound students) and the PSAT, which is given annually to all students in grade 10 or 11. As one of the largest and most influential test developers and administrators, ETS is leading the conversion of tests to computer-based format from pencil and paper versions.

  The Company developed a working relationship with ETS as a result of a joint venture between ETS and a predecessor of the Company in the late 1980s. This relationship facilitated the Company's entering into a master agreement with ETS (the "ETS Agreement"), under which the Company is the exclusive commercial provider of computer-based tests administered by ETS. This exclusivity provision does not apply to the SAT, PSAT and Achievement Tests which are sponsored by the College Board.

  During 1996, the Company recognized approximately $19.5 million, or 23% of Sylvan Prometric's revenues in fiscal 1996, from services for ETS. The Company provides testing services through contracts with ETS both domestically and internationally. In April 1994, the Company entered into a ten year contract with ETS to develop test sites and provide computer-based tests internationally. During the first five months of 1997, the Company expanded international testing for ETS to 123 permanent and temporary sites in 59 countries. The terms of the contract stipulate that the Company will be compensated for its services through a fee equal to approved costs, plus 10 percent. The Company also will be reimbursed for its cost of capital and any foreign exchange losses. During 1996, the Company recognized revenues of approximately $7.6 million under this contract.

  Sylvan has been designated as the exclusive commercial provider of computer-based tests administered by ETS (other than the SAT and PSAT). The ETS Agreement provides that ETS may establish ETS-operated testing centers, client-specific testing locations or testing centers at colleges. However, ETS has agreed that Sylvan will receive at least one-half of ETS' U.S. volume of computer-based tests covered by the ETS Agreement. At present, there are no ETS-operated testing centers in existence.

  Under the ETS Agreement, the Company began offering computer-based versions of ETS' PRAXIS examination, which is used to license beginning teachers, in September 1992, and the GRE, which is used by graduate schools to evaluate applicants, in October 1992. In August 1992, Sylvan and ETS were jointly awarded a contract by the National Council of State Boards of Nursing to develop and deliver exclusively a computer-based licensing examination (NCLEX) for registered and practical nurses. Beginning in April 1994, the test has been offered exclusively in the computer-based version.

  In addition to the tests offered through its partnership with ETS, the Company is one of two entities licensed by the FAA to deliver computer-based versions of various pilot and mechanic licensing tests for private aviation. In addition to FAA testing, the Company provides testing services for organizations serving computer professionals, medical laboratory technicians, military candidates and others.

  Sylvan provides the supporting infrastructure and administration, including computer equipment and software systems in each Testing Center and where appropriate, registration and scheduling of candidates, downloading of individual tests and training of Testing Center personnel in accordance with procedures established by the sponsoring testing organization. For Testing Centers located in Learning Centers, the franchisee provides the space and personnel to staff the Testing Center. The Company provides training and certification of the Testing Center personnel as computer-based test administrators. The Company has entered into a separate agreement with each franchisee that operates a Testing Center, whereby the franchisee receives a fee per test that decreases as the volume of the tests delivered increases. The independently owned and managed Testing Centers must meet certain criteria established by the Company for administering computer-based testing. The owners of the Testing Centers are required to furnish the space, equipment and personnel needed for their operation and receive compensation for test delivery in various forms, including hardware obsolescence guarantees and marketing assistance for their core business. The Learning Center and stand-alone sites contain up to 20 networked computers. The Company believes that it can increase capacity by adding workstations at existing Testing Centers, as well as by opening new Testing Centers. Opening a new Testing Center has taken, on average, 30 to 60 days. Computer-based tests, which can be offered during regular school hours and on weekends, increase utilization of Learning Centers. Testing also increases public awareness of Sylvan Learning Centers and the Company's core educational services.

  Effective December 1, 1996, the Company purchased Wall Street, a European based franchisor and operator of learning centers where English is taught through a combination of computer-based and live instruction. Typically, the instructional programs are approximately nine months to one year in duration. Wall Street generated revenues of $14.3 million for its fiscal year ended August 31, 1996 and currently has 181 franchised centers in operation in Europe and Latin America.

  The acquisition of Wall Street is an important step in Sylvan's strategy to increase its services to the adult education marketplace and to expand internationally. Sylvan began building a global network for the delivery of computer-based testing services in early 1994 through an exclusive international alliance with ETS. In addition to offering the English language programs, Wall Street locations can be utilized by Sylvan to administer certain computer-based testing programs in Europe and Latin America.

  Wall Street, which started franchising in 1991, has 92 centers in Spain with the remainder in France, Germany, Italy, Portugal, Switzerland, Mexico, Chile and Venezuela. Wall Street's international expansion was accomplished by selling Master Licensing Agreements, with each Master Licensor licensing franchisees to open centers in their development areas. Sylvan plans to continue this strategy to expand Wall Street's presence globally, with a focus on Asia and the Pacific Rim.

CONTRACT EDUCATIONAL SERVICES: PUBLIC AND NON-PUBLIC SCHOOL BASED PROGRAMS FUNDED BY FEDERAL TITLE I AND STATE-BASED PROGRAMS; PACE AND SYLVAN-AT-WORK

  Title I and state-based programs. The federal government and various state and local governmental agencies allocate funds to local public school districts to provide supplemental and remedial education to academically and economically disadvantaged students in public, parochial and private schools. The main program is the Title I (formerly Chapter I) program, administered by the U.S. Department of Education. Title I services must be made available to all eligible children, regardless of whether they attend public or non-public schools. Federal law now contains minimum student performance standards for each school district receiving Title I funds. Title I school districts must satisfy obligations that include parent involvement in their children's education, student progress evaluations and report delivery, student record confidentiality protection and provision of other benefits to eligible non-public school students in the district.

  Although Title I does not expressly authorize school districts to contract out for Title I services, the U.S. Department of Education has allowed school districts to do so. The Company believes that the laws of many states neither specifically authorize nor prohibit school districts from entering into contracts for the Company's Title I services. In the absence of specific authorization, a school district would need to determine independently whether its general powers provide adequate legal authority for the district to contract with private companies for compensatory educational services. As of May 31, 1997, the Company had contracts to provide remedial educational services to the following public schools: 27 Baltimore schools, 14 schools in Chicago, 10 schools in Detroit, 10 District of Columbia schools, two schools in Texas; six schools in three counties in Maryland, five schools in St. Paul, three schools in Newark, two schools in Broward County, Florida, two schools in New Orleans, two schools in Charleston, two schools in Oklahoma City and one school in Richmond. In 1996, approximately 10% of contract educational services revenues were generated from Baltimore City School contracts. The Company recently executed a contract to provide its core educational program to two schools in Philadelphia and is actively seeking and is currently negotiating contracts to provide these services to other school systems.

  Sylvan offers virtually the same core educational services to students in schools as is offered at Sylvan Learning Centers. The school designates a classroom or other facility to be the Learning Center for the duration of the contract and modifies the space to resemble a typical Learning Center. Sylvan personnel administer standardized diagnostic tests at the request of the school district and, based on the results, prescribe an individualized learning program for each child. Students typically receive two hours of instruction per week, which includes use of personal computers as in a Learning Center. The Company can provide these services to students after school, on Saturdays, during the summer or as a "pullout" program during the regular school day, which is the method prescribed by all current contracts. There is a high degree of individual attention, with student to teacher ratios of no more than three to one. The program is designed to include a high degree of parental involvement, and teachers make a special effort to involve parents.

  Under most of its contracts, the Company has guaranteed that each student who receives instruction in the Sylvan program and meets prescribed attendance requirements will achieve some minimum measure of improvement required by the school districts, as measured by standardized tests. Improvement is measured using various standardized measures, including normal curve equivalents ("NCE's"), a generally accepted statistical measure of student performance. The typical minimum improvement required is two NCE's per year. If a student does not achieve the required improvement, the Company will provide 12 hours of remedial instruction to that student during the following summer or school year without charge. The Company has not incurred significant expense related to this guarantee. Under the contracts, the school districts pay the Company a set fee for all services, materials and equipment. The contracts have terms of one to three years, with the latest expiring in June 1998. All of the contracts contain provisions for cancellation by school district officials based on funding constraints.

  In contracting with school districts to provide Title I services, the Company is subject to various Title I requirements and may become responsible to the school district for carrying out specific functions required by law. For example, under the Baltimore City Schools' contract, Sylvan has responsibility for soliciting parental involvement, introducing program content adequate to achieve certain educational gains and maintaining the confidentiality of student records. The Company's failure to adhere to Title I requirements or to carry out regulatory responsibilities undertaken by contract may result in contract termination, financial liability or other sanctions.

  Additionally, until the Supreme Court's recent decision in Agostini v. Felton, Sylvan had typically been required to provide Title I services to non-public school students in a mobile unit classroom near, but not inside the non-public school. The Company cannot yet predict how the Supreme Court's decision in Agostini may affect its contracts for Title I services to non-public school students. See "Risk Factors--Impact of Recent Supreme Court Decision on Title I Services for Non-Public School Students."

  PACE; Sylvan-At-Work; Caliber Learning Network. The Company offers its core educational services to adults in the corporate workplace through PACE and its Sylvan-At-Work program. Services offered by PACE include racial and gender workplace diversity training and skills improvement programs such as writing, advanced reading, listening and public speaking. Management believes PACE is capitalizing on a trend toward outsourcing of training services by large corporations. PACE licenses most of these programs from the individuals who developed them and pays them royalties ranging from 5% to

15% of the revenues generated from the programs. These programs are typically offered on-site from one to several days at a time and are conducted by trained instructors employed by PACE. In some cases, PACE will train the customer's employees to conduct the programs. Additionally, a corporation may purchase a site license to offer a particular PACE program. PACE and Sylvan-At-Work provide services to large corporations such as Ford Motor Company, International Business Machines Corp., BankOne, General Motors Corporation, AT&T Corporation, Motorola, Inc., Texas Instruments Incorporated and Martin Marietta Energy Systems, Inc. In November 1996, Caliber Learning Network, Inc., was formed as a joint initiative of Sylvan and MCI Telecommunications Corporation with the goal of becoming a worldwide distribution network of professional education centers equipped with satellite-based video conferencing and computer network capabilities. Sylvan currently owns a ten percent interest in Caliber Learning Network and has the option to increase its ownership to a majority stake in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

MARKETING

  The Company and its franchisees market Sylvan's core educational services to parents of school-aged children at all grade levels and academic abilities. A portion of Sylvan's advertising includes television advertisements on morning and evening news on the national networks. Sylvan's advertising campaign demonstrates the benefits of its personalized educational services through testimonials of actual parents and Sylvan teachers. It positions Sylvan as the leader in supplemental education and emphasizes Sylvan's high quality curriculum, personalized attention and positive results: better grades and improved self-esteem. Franchisees form local cooperatives to purchase local television and radio advertising and usually supplement their efforts with local newspaper and direct mail. The Company also has additional marketing support for specific programs, including reading, math, algebra, geometry, study skills, SAT college preparation and writing.

  The Company is actively involved in marketing computer-based testing services to national and international academic testing organizations, such as ETS, and licensing and professional certification organizations. The Company's network of testing centers, centralized registration capability and computer-based testing experience offer important competitive advantages. The Company markets its school-based educational services to several public school systems and state education departments. This marketing effort has been expanded to seek contracts for both public and non-public schools, where both are administered by the local public school district.

  Marketing efforts for PACE and Sylvan-at-Work programs are focused on large corporations seeking to outsource their training and educational programs.

CERTAIN LITIGATION

  The Company is the defendant in a legal proceeding pending in the United States District Court for the Northern District of Iowa, Civil Action No. C96-334MJM, filed on November 18, 1996 by ACT, Inc., an Iowa nonprofit corporation formerly known as American College Testing Program, Inc. ACT's claim arises out of the Company's acquisition rights to administer testing services for the NASD. ACT has asserted that the Company tortiously interfered with ACT's relations, contractual and quasi-contractual, with the NASD, caused ACT to suffer the loss of its advantageous economic prospects with the NASD and other ACT clients and that the Company has monopolized and attempted to monopolize the computer-based testing services market. ACT has claimed unspecified amounts of compensatory, treble and punitive damages, as well as injunctive relief. If ACT were awarded significant compensatory or punitive damages, it could materially adversely affect the Company's results of operation and financial condition. Additionally, if ACT were granted significant injunctive relief, Sylvan may be required to dispose, unit expansion or curtail existing operations of its Sylvan Prometric division, which, in turn, would materially adversely affect its results of operations and financial condition. The Court has entertained oral arguments relating to the Company's motion to dismiss this litigation but has not yet ruled on this motion, and minimal discovery has been conducted. The Company believes that all of ACT's claims are without merit, but it is unable to predict the outcome of the ACT litigation at this time.

                                  MANAGEMENT

  The executive officers and directors of Sylvan are:

NAME                                  AGE                POSITION
----                                  ---                --------
R. Christopher Hoehn-Saric...........  35 Co-Chief Executive Officer and
                                          Chairman of the Board
Douglas L. Becker....................  31 Co-Chief Executive Officer, President;
                                          Secretary; Director
B. Lee McGee.........................  41 Vice President and Chief Financial
                                          Officer; Treasurer
Stephen A. Hoffman...................  45 President--Sylvan Prometric Division
Peter J. Cohen.......................  42 President--Learning Services Division
Paula Singer.........................  42 President--Contract Educational
                                          Services Division
Donald V. Berlanti (1)(2)............  59 Director
Nancy S. Cole........................  54 Director
R. William Pollock...................  68 Director
J. Phillip Samper (1)(2).............  62 Director
James H. McGuire (1).................  53 Director
Rick Inatome.........................  43 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  R. Christopher Hoehn-Saric. Mr. Hoehn-Saric has served as Chief Executive Officer and Chairman of the Board since April 1993 and was President of Sylvan from 1988 until 1993. He has been a Director of Sylvan or its predecessor since 1986. He is a principal in Sterling Capital, Ltd. ("Sterling"), the investment partnership that led the acquisition of the Predecessor in December 1986, and was a co-founder of Health Management Corporation, a health services company. Before becoming Sylvan's President, Mr. Hoehn-Saric was involved in Sterling's acquisition of several distribution, broadcasting and photography businesses.

  Douglas L. Becker. Mr. Becker has been President of Sylvan since April 1993 and Co-Chief Executive Officer since 1996. From February 1991 until April 1993, Mr. Becker was the Chief Executive Officer of the Sylvan Learning Center Division of Sylvan. He has been a Director of Sylvan or its predecessor since 1986. Mr. Becker was a co-founder of Health Management Corporation and is a co-founder of Sterling. From January 1987 to February 1991, Mr. Becker directed the Predecessor's marketing and sales.

  B. Lee McGee. Mr. McGee has been Chief Financial Officer of Sylvan or its predecessor entities since 1987. Prior to that time, he held various positions with Kinder-Care Learning Centers, Inc.

  Stephen A. Hoffman. Mr. Hoffman has been the President of the Sylvan Prometric division since September 1996. For six years prior to joining Sylvan, Mr. Hoffman was the Senior Vice President of Operations for the Computer Task Group, a consulting and outsourcing firm serving the IT industry. For several years prior to that, he held various marketing and management positions for IBM.

  Peter J. Cohen. Mr. Cohen has been the President of the Learning Services division since August 1996. For three years prior to joining Sylvan, he was the Chief Executive Officer of The Pet Practice, an 85-hospital veterinary business. He also served as Vice President of Sales for National Media Corporation from January 1992 until January 1994 and served as Senior Vice President of Corporate Operations for Nutrisystem Weight Loss Centers prior to that.

  Paula Singer. Ms. Singer has been the President of the Contract Educational Services division since November 1996. For three years prior to that, she served as Vice President of the division. From 1980 until 1992, Ms. Singer served in a variety of managerial positions at American Learning Corp. (which operated Brittanica Learning Centers), last serving as its Executive Vice President and General Manager.

  Donald V. Berlanti. Mr. Berlanti has been a Director of Sylvan since 1987. Since 1975, Mr. Berlanti has been involved in the ownership and management of several businesses, including a chain of convenience stores, restaurants and real estate development companies. Mr. Berlanti is the sole general partner of Quince Associates Limited Partnership, a stockholder of Sylvan.

  Nancy S. Cole. Ms. Cole has been employed by ETS since 1989, serving as President since 1994 and previously as Executive Vice President overseeing the program administration process for ETS. Ms. Cole currently is on the ETS Board of Trustees. Prior to joining ETS, Ms. Cole served for four years as Dean of Education and Professor at the University of Illinois at Urbana- Champaign. Ms. Cole's background includes previously serving as a member of the Graduate Record Examination Board and as a member of the College Board's SAT committee.

  R. William Pollock. Mr. Pollock has been a Director of the Company since December 1995. Mr. Pollock serves as the Chairman of the Board of Drake Holdings Limited, a company which owns interests in various businesses throughout the world and also serves as a director of Medox Limited.

  J. Phillip Samper. Mr. Samper has been a Director of Sylvan since 1993. Mr. Samper currently serves as Chief Executive Officer and Chairman of the Board of Cray Research, Inc. Mr. Samper served as President of Sun Microsystems, Inc. from 1994 to 1995, as Managing Partner of FRN Group from 1992 to 1993, as President and Chief Executive Officer of Kinder-Care Learning Centers, Inc. during 1990 and as Vice Chairman of Eastman Kodak Company from 1986 to 1989. Mr. Samper is also a director of Armstrong World Industries, Inc. and the Interpublic Group of Companies.

  James H. McGuire. Mr. McGuire has been a Director of the Company since December 1995. Mr. McGuire serves as President of NJK Holding Company, which controls the interests of Nasser J. Kazeminy (one of the prior owners of Drake Prometric, L.P., now owned by the Company) in various businesses throughout the country. Mr. McGuire also serves as a director of Green Isle Environmental Services, Inc.

  Rick Inatome. Mr. Inatome became a Director of the Company in July 1997. In the late 1980s, Mr. Inatome founded Inacom Corp., a 1996 Fortune 500 information systems provider, and he has served as its Chairman since then. Since 1993, Mr. Inatome has served as Co-Chairman of Speedy Printing Centers, Inc. Prior to that, Mr. Inatome founded Computer City, Inc. Mr. Inatome also serves as Chairman of Michigan's Liberty Business and Industrial Development Corporation and was appointed by the Governor of Michigan to serve on Michigan's Public Jobs Commission Board. He also serves as a director of Atlantic Premium Brands, Ltd.

                     PRINCIPAL AND SELLING SECURITYHOLDERS
  The following table sets forth information regarding the beneficial ownership of the Company's Common Stock (including shares issuable upon the exercise of currently exercisable options and warrants) as of July 31, 1997 by
(i) the Selling Securityholders, (ii) each person who owns beneficially more than 5% of the Company's Common Stock, (iii) each of the directors of the Company, (iv) the Co-Chief Executive Officers and each of the other most highly compensated executive officers and (v) all directors and executive officers as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

                                                                    SHARES
                                     SHARES       SHARES TO BE   BENEFICIALLY
                                  BENEFICIALLY    SOLD IN THIS    OWNED AFTER
                                    OWNED(1)      OFFERING(1)    THIS OFFERING
                                ----------------- ------------ -----------------
NAME                             NUMBER   PERCENT    NUMBER     NUMBER   PERCENT
----                            --------- ------- ------------ --------- -------
Donald V. Berlanti(2).........  1,338,414   4.8%     322,491   1,015,923   3.4%
Douglas L. Becker(3)(4).......  1,673,915   5.9%     103,594   1,570,321   5.2%
R. Christopher Hoehn-
 Saric(3)(4)..................  1,681,943   6.0%     103,597   1,578,346   5.2%
J. Phillip Samper.............     41,536     *          --       41,356     *
Nancy S. Cole(6)..............        --      *          --          --    --
R. William Pollock(5).........  3,365,715  12.2%   1,250,000   2,115,715   7.1%
Nasser J. Kazeminy(5).........  1,941,881   7.0%     900,000   1,041,881   3.5%
James H. McGuire..............        --      *          --          --    --
Rick Inatome..................        --      *          --          --      *
B. Lee McGee(3)...............     64,850     *          --       64,850     *
Stephen A. Hoffman(3).........      8,200     *          --        8,200     *
Paula Singer(3)...............     24,500     *          --       24,500     *
Peter Cohen(3)................        --      *          --          --    --
T. Rowe Price Associates,
 Inc.(7)......................  1,365,751   4.9%         --    1,365,751   4.6%
Denver Investment
 Partners(8)..................  1,738,949   6.3%         --    1,738,949   5.8%
Matt Berlanti Management
 Trust........................    300,000   1.1%     300,000         --    --
McKenna Berlanti Management
 Trust........................    200,000   1.0%     200,000         --    --
Sylvan Learning Foundation,
 Inc..........................    269,118   1.0%      19,118     250,000   1.0%
SLC National Advertising Fund,
 Inc..........................    176,470   1.0%      27,411     149,059   1.0%
IT Training Marketing
 Company......................    205,882             36,000     169,882   1.0%
Jill Becker...................     92,352     *       36,102      56,250     *
Kathy Taslitz.................     90,060     *       36,102      53,958     *
John Casey....................     32,736     *       32,736         --    --
Alex. Brown & Sons
 Incorporated.................     16,002     *       16,002         --    --
The Becker Group, Inc.........      2,394     *        2,394         --    --
Heart of Texas Learning
 Centers, Inc.................      1,291     *        1,291         --    --
Anthony Cancelosi.............        870     *          870         --    --
All directors and executive
 officers as a group
 (12 persons).................  6,894,237  23.7%   1,779,682   5,114,375  16.6%

--------
 * Represents beneficial ownership of not more than one percent.
(1) Includes Options and Warrants held by the Selling Optionholders and Selling Warrantholders to purchase an aggregate of 435,492 and 18,396 shares of Common Stock, respectively, which will be sold to the Underwriters, who will then exercise such Options and Warrants at an average exercise price of approximately $3.32 per share and $3.24 per share, respectively and sell the shares of Common Stock issuable upon exercise thereof in this offering.
(2) The address of this holder is 145 Barranca Road, Santa Fe, New Mexico 87501. Includes shares held by Quince Associates Limited Partnership, of which Mr. Berlanti is sole general partner, and shares held by trusts for the benefit of Mr. Berlanti's children for which Mr. Berlanti serves as trustee. Includes options and warrants to purchase 209,241 shares. Excludes shares held by trusts for the benefit of Messrs. Richard and Donald Berlanti's children for which Richard Berlanti, Mr. Berlanti's brother, is trustee.
(3) The address of Ms. Singer and Messrs. Becker, Hoehn-Saric, McGee, Hoffman and Cohen is 1000 Lancaster Street, Baltimore, Maryland 21202.
(4) Includes the 810,961 shares issued to Messrs. Kazeminy and Pollock in connection with Sylvan's acquisition of Drake Prometric, L.P. in December 1995 and subject to a Voting Trust Agreement pursuant to which Messrs. Becker and Hoehn-Saric are voting trustees.
(5) Includes the shares subject to the Voting Trust Agreement (see note 4 above).
(6) Ms. Cole is the President of ETS and serves on its Board of Trustees. ETS owns 425,810 shares of stock in the Company, as to which Ms. Cole disclaims beneficial ownership.
(7) T. Rowe Price Associates, Inc. exercises sole voting and investment power over 198,901 of the 1,365,751 shares held. The address of this holder is 100 E. Pratt Street, Baltimore, Maryland 21202. All information included herein is derived from the Schedule 13G filed with the Commission by this holder.
(8) Denver Investment Partners exercises sole voting and investment power over 1,098,250 of the 1,738,949 shares held. The address of this holder is 1225 17th Street, 26th Floor, Denver, Colorado 80202. All information included herein is derived from the Schedule 13G filed with the Commission by this holder.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Montgomery Securities, Morgan Stanley & Co. Incorporated, Smith Barney Inc. and Robertson, Stephens & Company LLC, have severally agreed to purchase from the Company and the Selling Securityholders the aggregate number of shares of Common Stock set forth opposite their respective names below, consisting of (i) 1,612,292 shares of Common Stock from the Company, (ii) Options from the Selling Optionholders exercisable for an aggregate of 435,492 shares of Common Stock (iii) Warrants from the Selling Warrantholders exercisable for an aggregate of 18,396 shares of Common Stock and (iii) 2,933,820 shares of Common Stock from the Selling Stockholders. The purchase price for the 4,546,112 shares of Common Stock to be purchased from the Company and the Selling Stockholders will be the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The aggregate purchase price for the Options and the Warrants will be equal to the aggregate number of shares of Common Stock issuable upon exercise of the Options and the Warrants multiplied by the public offering price per share of the Common Stock, less underwriting discounts and commissions set forth on the cover page of this Prospectus and the respective aggregate exercise prices of the Options and the Warrants. The aggregate exercise price payable upon exercise of the Options and Warrants will be paid by the Underwriters to the Company.

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
Alex. Brown & Sons Incorporated.......................................   980,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated....................   980,000
Montgomery Securities.................................................   980,000
Morgan Stanley & Co. Incorporated.....................................   980,000
Smith Barney Inc. ....................................................   980,000
Robertson, Stephens & Company LLC.....................................   100,000
                                                                       ---------
  Total............................................................... 5,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Securityholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.95 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. The public offering price and other selling terms may be changed by the Underwriters.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 and 300,000, respectively, additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The portion of the option granted by the Company may be exercised only after the Underwriters have exercised in full their option to purchase 300,000 shares of Common Stock from the Selling Stockholders. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to 5,000,000, and the Company and the Selling Securityholders will be obligated, pursuant to the Underwriters' option, to sell such additional shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 5,000,000 shares of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,000,000 shares are being offered.

  In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on The Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on The Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

  Alex. Brown & Sons Incorporated ("Alex. Brown") will sell to the several Underwriters Warrants to purchase 16,002 shares of Common Stock. The several Underwriters will then exercise these Warrants and distribute the underlying shares of Common Stock in this offering. Alex. Brown initially acquired these Warrants in January 1993 for serving as placement agent for the Company's private placement of preferred stock (all of which shares of preferred stock converted into Common Stock upon consummation of the Company's initial public offering). The Alex. Brown Warrants will be sold to the several Underwriters on the same terms as all the shares of Common Stock being sold in the offering.

  The Company and the Selling Securityholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company, the Company's executive officers and directors and certain other stockholders of the Company, holding in the aggregate 6,678,305 shares of Common Stock, including outstanding options, have agreed not to offer, sell or otherwise dispose of any of such Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. Alex. Brown & Sons Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the Common Stock subject to these lock-up agreements.

                                 LEGAL MATTERS

  The legality of the shares offered hereby has been passed upon for the Company and the Selling Securityholders by Piper & Marbury L.L.P., Baltimore, Maryland and for the Underwriters by Hogan & Hartson L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated financial statements and schedule of Sylvan Learning Systems, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein which, as to the years 1996 and 1995, are based in part on the reports of Deloitte & Touche LLP, independent auditors, and as to the year 1994 is based in part on the report of Canterelli & Vernoia, CPAs, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  12
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  24
Management...............................................................  32
Principal and Selling Securityholders....................................  34
Underwriting.............................................................  35
Legal Matters............................................................  37
Experts..................................................................  37

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                               5,000,000 Shares

             [LOGO OF SYLVAN LEARNING SYSTEMS, INC. APPEARS HERE]

                         SYLVAN LEARNING SYSTEMS, INC.

                                 Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                              Alex. Brown & Sons
                                 INCORPORATED
                              Merrill Lynch & Co.
                             Montgomery Securities
                          Morgan Stanley Dean Witter
                               Smith Barney Inc.
                         Robertson, Stephens & Company

                                August 1, 1997

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